                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934



For the month of:  March 2002                   Commission File Number:  1-12384



                               SUNCOR ENERGY INC.
                              (Name of registrant)


                             112 FOURTH AVENUE S.W.
                                   P.O. BOX 38
                        CALGARY, ALBERTA, CANADA, T2P 2V5



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

        Form 20-F                         Form 40-F      X
                  ---------                           ---------


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

        Yes                               No              X
                 ---------                            ---------


If "Yes" is marked, indicate the number assigned to the registrant in connection with Rule 12g3-2(b):

         N/A

                   SUNCOR ENERGY INC. ANNUAL INFORMATION FORM




                                FEBRUARY 28, 2002

                             ANNUAL INFORMATION FORM

                                TABLE OF CONTENTS

ANNUAL INFORMATION FORM..................................................................ii
GLOSSARY OF TERMS.......................................................................iii
CONVERSION TABLE........................................................................vii
CURRENCY................................................................................vii
FORWARD-LOOKING STATEMENTS..............................................................vii
CORPORATE STRUCTURE.......................................................................1
     Incorporation of the Issuer..........................................................1
     Subsidiaries of Suncor...............................................................1
GENERAL DEVELOPMENT OF THE BUSINESS.......................................................1
     Three-Year Highlights................................................................2
NARRATIVE DESCRIPTION OF THE BUSINESS.....................................................5
   OIL SANDS..............................................................................5
     Operations...........................................................................5
     Leasehold Interests and Royalties....................................................7
     Estimated Reserves...................................................................8
     Reserves Reconciliation.............................................................10
     Revenues from Synthetic Crude Oil and Diesel........................................10
     Capital Expenditures................................................................11
     Environmental Compliance............................................................12
   NATURAL GAS...........................................................................12
     Reserves and Reserves Reconciliation................................................12
     Conventional Crude Oil..............................................................14
     Before Royalties at.................................................................15
     Natural Gas.........................................................................17
     Land Holdings.......................................................................17
     Drilling............................................................................18
     Wells...............................................................................19
     Sales and Sales Revenues............................................................19
     Production Costs....................................................................20
     Quarterly Volumes and Netback Analysis..............................................21
     Marketing, Pipeline and Other Operations............................................22
     Capital and Exploration Expenditures................................................22
     Environmental Compliance............................................................23
SUNOCO...................................................................................23
     Procurement of Feedstocks...........................................................23
     Refining Operations.................................................................24
     Principal Products..................................................................24
     Transportation and Distribution.....................................................26
     Capital Expenditures................................................................26
SUNCOR EMPLOYEES.........................................................................27
RISK/SUCCESS FACTORS.....................................................................27
SELECTED CONSOLIDATED FINANCIAL INFORMATION..............................................34
     Selected Consolidated Financial Information.........................................34
     Dividend Policy and Record..........................................................34
     Future Commitments to Buy, Sell, Exchange or Transport Crude Oil And Natural Gas....35
MANAGEMENT'S DISCUSSION AND ANALYSIS.....................................................36
MARKET FOR THE SECURITIES OF THE ISSUER..................................................36
DIRECTORS AND OFFICERS...................................................................37
ADDITIONAL INFORMATION...................................................................40

                                GLOSSARY OF TERMS


BITUMEN/HEAVY OIL

A naturally occurring viscous tar-like mixture, mainly containing hydrocarbons heavier than pentane, that is not recoverable at a commercial rate in its naturally occurring viscous state through a well without using enhanced recovery methods. When extracted bitumen/heavy oil can be upgraded into crude oil and other petroleum products.

CAPACITY

Maximum output that can be achieved from a facility in ideal operating conditions in accordance with current design specifications.

COALBED METHANE

Natural gas produced from wells drilled into a coal formation. Also called coal seam methane.

CONVENTIONAL CRUDE OIL

Crude oil produced through wells by standard industry recovery methods for the production of crude oil.

CONVENTIONAL NATURAL GAS

Natural gas produced from all geological strata, excluding coalbed methane.

CRUDE OIL

Unrefined liquid hydrocarbons, excluding natural gas liquids.

DOWNSTREAM

This business segment manufactures, distributes and markets refined products from crude oil.

DRY HOLE/WELL

An exploration or development well determined, on an economic basis, to be incapable of producing hydrocarbons that will be plugged, abandoned and reclaimed.

GROSS PRODUCTION/RESERVES

Suncor's undivided percentage interest in production/reserves before deducting Crown royalties, freehold and overriding royalty interests.

GROSS WELLS/LAND HOLDINGS

Total number of wells or acres, as the case may be, in which Suncor has an interest.

HEAVY FUEL OIL

Residue from refining of conventional crude oil that remains after lighter products such as gasoline, petrochemicals and heating oils have been extracted.

IN-SITU OIL

In-situ or "in place" refers to methods of extracting heavy crude oil from deep deposits of oil sands with minimal disturbance of the ground cover.

NATURAL GAS

Hydrocarbons that at atmospheric conditions of temperature and pressure are in a gaseous state.

NATURAL GAS LIQUIDS

Hydrocarbon products recovered as liquids from raw natural gas by processing through extraction plants or recovered from field separators, scrubbers or other gathering facilities. These liquids include the hydrocarbon components ethane, propane, butane and pentane plus, or a combination thereof.

NET PRODUCTION/RESERVES

Suncor's undivided percentage interest in total production or total reserves, as the case may be, after deducting Crown royalties and freehold and overriding royalty interests.

NET WELLS/LAND HOLDINGS

Suncor's undivided percentage interest in the gross number of wells or gross number of acres, as the case may be, after deducting interests of third parties.

OVERBURDEN

Material overlying oil sands that must be removed before mining. Consists of muskeg, glacial deposits and sand.

PROBABLE RESERVES

Those reserves which analysis of drilling, geological, geophysical and engineering data does not demonstrate to be proved under current technology and existing economic conditions, but where such analysis suggests the likelihood of their existence and future recovery. Probable additional reserves to be obtained by the application of enhanced recovery processes will be the increased recovery over and above proved estimates that can be realistically estimated for the pool on the basis of enhanced recovery processes which can be reasonably expected to be instituted in the future.

PROVED RESERVES

Those reserves estimated as recoverable with a high degree of certainty under current technology and existing economic conditions, from that portion of a reservoir which can be reasonably evaluated as economically productive on the basis of analysis of drilling, geological, geophysical and engineering data, including the reserves to be obtained by enhanced recovery processes demonstrated to be economic and technically successful in the subject reservoir.

RESOURCES

Resources, with respect to Suncor's oil sands leases, include quantities of oil and gas that are estimated, on a given date, to be potentially recoverable from known accumulations and undiscovered accumulations that are not proved or probable reserves and are of a higher risk than, and are generally believed to be less likely to be recovered than proved and probable reserves, and also include proved and probable reserves. Total resources include both synthetic crude oil estimates for mining leases, and bitumen estimates for in-situ oil sands leases.

RESERVOIR

Body of porous rock containing an accumulation of water, crude oil or natural gas.

SOUR SYNTHETIC CRUDE OIL

Crude oil produced from oil sands that requires only partial upgrading and contains a higher sulphur content than sweet synthetic crude oil.

SWEET SYNTHETIC CRUDE OIL

Crude oil produced from oil sands consisting of a blend of hydrocarbons resulting from thermal cracking and purifying of bitumen.

SYNTHETIC CRUDE OIL

Upgraded or partially upgraded crude oil recovered from oil sands including surface mineable oil sands leases and in-situ heavy oil leases.

UNDEVELOPED OIL AND NATURAL GAS LANDS

Suncor's  undivided   percentage   interest  in  lands  where  no  producing  or
commercially producible well has been drilled.

UPSTREAM

This business segment includes acquisition, exploration, development, production and marketing of crude oil, natural gas and natural gas liquids; and for greater clarity includes the production of synthetic crude oil, butimen and other oil products from oil sands.

UTILIZATION

The average use of capacity taking into consideration planned and unplanned outages and maintenance.

WELLS

Development Well

A crude oil or natural gas well in a reservoir known to be productive and expected to produce in future.

DRILLED WELL

A well that has been drilled and has a defined status e.g. gas well, shut-in well, producing oil well, producing gas well, suspended well or dry and abandoned well.

EXPLORATORY WELL

A well drilled in unproved or semi-proved territory with the intention to discover commercial reservoirs or deposits of crude oil and/or natural gas.

ACCOUNTING TERMS

BARREL OF OIL EQUIVALENT (BOE)

Suncor converts natural gas to crude oil on the approximate long-term economic equivalent basis that 6,000 cubic feet of natural gas equals one barrel of crude oil.

DEVELOPMENT COSTS

Includes all costs associated with moving reserves from other classes such as "proved undeveloped" and "probable" to the "proved developed" class.

FINDING COSTS

Includes the cost of and investment in undeveloped land, geological and geophysical activities, exploratory drilling and direct administrative costs necessary to discover crude oil and natural gas reserves.

INTEREST COVERAGE -- CASH FLOW BASIS

Cash provided from operating activities before interest expense and income tax payments, divided by the aggregate of interest expense and interest capitalized.

LIFTING COSTS

Includes all expenses related to the operation and maintenance of producing or producible wells and related facilities, natural gas plants and gathering systems.

MMCF/E (MILLION CUBIC FEET EQUIVALENT)

Converts crude oil to natural gas on the approximate long-term economic equivalent basis that one barrel of crude oil equals 6,000 cubic feet natural gas.

NET DEBT

Long-term borrowings (including the current portion) plus short-term borrowings, less cash and cash equivalents.

OPERATING WORKING CAPITAL

Current assets (excluding cash and cash equivalents), less current liabilities (excluding borrowings).

RETURN ON AVERAGE CAPITAL EMPLOYED

Earnings before long-term interest expense as a percentage of average capital employed. Average capital employed is the total of shareholders' equity and debt (short-term borrowings and current and long-term portions of long-term borrowings, less the capitalized cost related to major growth projects in progress), at the beginning and end of the year, divided by two.

RETURN ON AVERAGE SHAREHOLDERS' EQUITY

Earnings as a percentage of average shareholders' equity. Average shareholders' equity is the aggregate of total shareholders' equity at the beginning and end of the year, divided by two.

                                CONVERSION TABLE

 1 cubic metre m(3) = 6.29 barrels                               1 tonne = 0.984 tons (long)
 1 cubic metre m(3) (natural gas) = 35.49 cubic feet             1 tonne = 1.102 tons (short)
 1 cubic metre m(3) (overburden) = 1.31 cubic yards              1 kilometre = 0.62 miles
                                                                 1 hectare = 2.5 acres

NOTES:

(1) Conversion using the above factors on rounded numbers appearing in this Annual Information Form may produce small differences from reported amounts.

(2) Some information in this Annual Information Form is set forth in metric units and some in imperial units.


                                    CURRENCY

All references in this Annual Information Form to dollar amounts are in Canadian dollars unless otherwise indicated.


                           FORWARD-LOOKING STATEMENTS

This Annual Information Form contains certain forward-looking statements that are based on Suncor's current expectations, estimates, projections and assumptions and were made by the Company in light of its experience and its perception of historical trends.

All statements that address expectations or projections about the future, including statements about Suncor's strategy for growth and future expenditures, commodity prices, costs, schedules, production volumes, operating and financial results, are forward-looking statements. Some of the forward-looking statements may be identified by words like "expects," "anticipates," "plans," "intends," "believes," "projects," "indicates," "could", "vision", "goal", "objective" and similar expressions. These statements are not guarantees of future performance and involve a number of risks, uncertainties and assumptions. Suncor's business is subject to risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor's actual results may differ materially from those expressed or implied by its forward-looking statements as a result of known and unknown risks, uncertainties and other factors.

You are cautioned not to place undue reliance on Suncor's forward looking statements. The risks, uncertainties and other factors that could influence actual results include but are not limited to: changes in the general economic, market and business conditions; fluctuations in supply and demand for Suncor's products; fluctuations in commodity prices; fluctuations in currency exchange rates; Suncor's ability to respond to changing markets; the ability of Suncor to receive timely regulatory approvals; the successful and timely implementation of its growth projects including the Firebag In-Situ Oil Sands Project and Project Voyageur; the integrity and reliability of Suncor's capital assets; the cumulative impact of other resource development projects; Suncor's ability to comply with current and future environmental laws; the accuracy of Suncor's reserve estimates, production estimates and production levels and its success at exploration and development drilling and related activities; the maintenance of satisfactory relationships with unions, employee associations and joint venturers; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; the uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures; actions by governmental authorities including tax increases and changes in government fees, changes in environmental and other regulations; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to Suncor; the occurrence of unexpected events such as fires, blowouts, freeze-ups, equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; and other factors, many of which are beyond Suncor's control.


Suncor cautions that the foregoing list of important factors is not exhaustive. Many of these risk factors are discussed in further detail throughout this Annual Information Form and in Management's Discussion and Analysis for the year ended December 31, 2001 and dated February 28, 2002 ("MD&A"), which MD&A is incorporated by reference herein. Readers are also referred to the risk factors described in other documents Suncor files from time to time with securities regulatory authorities. Copies of these documents are available without charge from the Company at 112 - 4th Avenue S.W., Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, or by email request to info@suncor.com.

                               CORPORATE STRUCTURE

INCORPORATION OF THE ISSUER

Suncor Energy Inc. (formerly Suncor Inc.) was originally formed by the amalgamation under the CANADA BUSINESS CORPORATIONS ACT on August 22, 1979 of Sun Oil Company Limited, incorporated in 1923 and Great Canadian Oil Sands Limited, incorporated in 1953. On January 1, 1989, Suncor amalgamated with a wholly-owned subsidiary under the CANADA BUSINESS CORPORATIONS ACT. Suncor's articles were amended in 1995 to move its registered office from Toronto, Ontario, to Calgary, Alberta, and amended again in April 1997, to adopt its current name, "Suncor Energy Inc.". In April 1997 and May 2000, Suncor's articles were amended to divide its issued and outstanding shares on a two-for-one basis. In January 2002, Suncor's Board of Directors authorized a further two-for-one common share division with a May 15, 2002, record date, subject to shareholder approval at the Company's annual meeting scheduled for April 26, 2002.

Suncor's registered and principal office is located at 112 - 4th Avenue, S.W. Calgary, Alberta, T2P 2V5.

In this Annual Information Form, references to "Suncor" or the "Company" include Suncor Energy Inc., its subsidiaries and joint venture investments unless the context otherwise requires.

SUBSIDIARIES OF SUNCOR

Suncor Energy Inc. has two principal subsidiaries.

Sunoco Inc. ("Sunoco") is an Ontario corporation that is wholly-owned by Suncor. Sunoco refines and markets petroleum products and petrochemicals directly and indirectly through subsidiaries and joint ventures. In this Annual Information Form, references to "Sunoco" mean Sunoco Inc., its subsidiaries and joint venture investments, unless the context otherwise requires. Sunoco is unrelated to Sunoco, Inc. (formerly known as Sun Company, Inc.) that is headquartered in Philadelphia, Pennsylvania.

Suncor Energy Marketing Inc., wholly-owned by Sunoco, is incorporated under the laws of Alberta. Suncor Energy Marketing Inc. manages Company and certain third party Alberta-based pipeline operations and markets, mainly to customers in Canada and the United States, certain crude oil, diesel fuel products, and byproducts such as petroleum coke, sulphur and gypsum produced by Suncor's Oil Sands and Natural Gas (NG) business units as well as certain other third party products. Commencing in 2002, Suncor Energy Marketing Inc. will also market the Company's natural gas production to customers in Canada and the United States and supply natural gas to Oil Sands and Sunoco. Suncor Energy Marketing Inc. also has a petrochemical marketing division that principally manages its participation in Sun Petrochemicals Company, a petrochemical product joint venture partnership.


                       GENERAL DEVELOPMENT OF THE BUSINESS

OVERVIEW

Suncor is a Canada-based integrated energy company. Suncor explores for, acquires, develops, produces, and markets crude oil and natural gas, refines crude oil and markets petroleum and petrochemical products.

Suncor has three principal operating business units. Oil Sands, based near Fort McMurray, Alberta, produces sweet and sour crude oil, diesel fuel and custom blended feedstocks. Natural Gas ("NG") (formerly Exploration and Production), based in Calgary, Alberta, explores for, acquires, develops and produces natural gas. Sunoco, headquartered in Toronto, Ontario, refines crude oil, markets a broad range of petroleum products, mostly in Ontario, markets petrochemical products in the United States and Europe, and markets natural gas to residential and commercial customers in Ontario.

While it provides hydrocarbon-based resources for the immediate energy needs of consumers, Suncor also pursues the development of low-emission and no-emission energy sources that have a reduced environmental impact. Suncor announced plans to place its renewable energy projects under the management of NG beginning in 2002. While NG will manage these projects, segmented financial data will be reported under the results for the "Corporate" segment in Suncor's financial reporting.

In 2001, Suncor produced approximately 127,100 barrels per day (bpd) of crude oil and natural gas liquids (approximately 6% of Canada's crude oil production) and 177 million cubic feet per day of natural gas. In 2000, the most recent period with published results, Suncor was the third largest crude oil and natural gas liquids producer and the 26th largest natural gas producer in Canada.

In 2001, Suncor sold approximately 93,400 bpd (14,800 m3 per day) of refined products, mainly in Ontario but also in the United States and Europe. Suncor's refined product sales in Ontario represented approximately 18% of Ontario's total refined product sales in 2001.

THREE-YEAR HIGHLIGHTS

OIL SANDS

In April 1999, following approval from Suncor's Board of Directors and regulatory authorities, Suncor commenced construction of Project Millennium, an expansion of its Oil Sands plant near Ft. McMurray, Alberta. Through an expanded mine, additional mining equipment, increased energy services support and twinning of the bitumen extraction and upgrading process, Project Millennium was ultimately designed to increase production capacity of the plant to 225,000 bpd by 2002.

Project Millennium was completed in 2001 at a final capital cost of $3.4 billion, up from the original estimate of $2 billion. The increase in project costs over both the original, and subsequent interim estimates, was primarily attributable to rising labour, fabrication and material costs and a $150 million change in the project's scope. The additional capital costs were financed by internally generated cash flow and additional borrowing.

In October 1999, pursuant to an agreement entered into with TransAlta Energy Corporation ("TransAlta"), TransAlta assumed the role of operator of Suncor's existing Oil Sands energy services plant. Also in 1999, TransAlta commenced construction of a $315 million co-generation facility at Suncor's Oil Sands plant site. Fully operational in 2001, this TransAlta owned and operated facility is meeting a portion of Oil Sands' electricity and steam requirements as well as supplying electricity to the Alberta power grid.

In early 2000, Suncor announced a plan to further expand its Oil Sands operations beyond Project Millennium and in 2001 Suncor received regulatory approval to proceed with development of the Firebag In-situ Oil Sands Project. Combined with the construction of an associated vacuum tower at the site of its plant, the first stage of Firebag is designed to add 35,000 barrels per day of bitumen production at an estimated cost of $1 billion. The current cost estimate is up from the original estimate of $750 million. Firebag construction, which commenced in 2001, is expected to continue through to 2005 when Suncor is targeting to achieve a total Oil Sands production capacity of 260,000 bpd. Three additional stages of development of the Firebag leases, which have received regulatory approval, have the potential to increase production from these leases to a total of 140,000 barrels of bitumen per day by the end of the decade. Approval from Suncor's Board of Directors is required before construction beyond the first stage can begin.

In 2001, Suncor also announced plans for Voyageur, a phased expansion of the Company's oil sands mining and in-situ operations and related extraction and upgrading facilities. Management believes Voyageur has the potential to increase production capacity at Oil Sands to 500,000 to 550,000 bpd in 2010 to 2012.

Suncor plans to develop Voyageur in phases with engineering, construction and production plans for each phase to be aligned with long term marketing strategies. In 2002, Suncor plans to undertake a comprehensive stakeholder consultation program and integrate recommendations, as appropriate, into engineering, design and project development for Voyageur. Preliminary cost estimates for Voyageur are expected to be available in late 2002. Development of Voyageur requires approval of regulators and Suncor's Board of Directors, as well as favourable fiscal and market conditions, among other things.

In 2001, Suncor commenced a crude oil brokerage business to generate additional income by buying and selling crude oil production of other companies. The activity conducted by this business did not have a significant impact on the Company's earnings or cash flow in 2001.

NATURAL GAS (NG)

In April 2000, Suncor's Board of Directors approved a repositioning of the Exploration and Production business and renamed it Natural Gas ("NG") to reflect the sharpened focus on natural gas production to meet growing demand, both internally and externally.


In 2000, NG set a target to decrease annualized operating costs by a total of $18 million to $20 million by year-end 2001. Approximately $15 million of this target was reached in 2000. Annualized operating costs decreased an additional $5 million in 2001 through a focus on administrative cost controls and reduced lifting costs.

NG's goal is to achieve a return on average capital employed (see Glossary) of at least 12% in 2002 and at least 15% in 2004 at mid-cycle natural gas prices (U.S. $3.00 to $3.50/mcf price range). Management will work toward this goal by building existing operating areas and developing new production and revenue streams. Achievement of this goal cannot be assured. See "Forward-looking statements" at the beginning of this AIF.

SUNOCO

In 2001, Sunoco entered into an energy supply agreement with TransAlta. Under the agreement, steam from the TransAlta Sarnia Regional Co-generation Project, a multi-user cogeneration project in Sarnia, Ontario, will be supplied to Sunoco's Sarnia Refinery. The agreement is expected to help mitigate Sunoco's exposure to increases in energy costs and supply steam to the Sarnia Refinery at a competitive cost, while eliminating the need for Sunoco to build its own steam generating boilers. According to TransAlta, the new facility is expected to commence operation in the fourth quarter of 2002. Under this agreement with TransAlta, Sunoco has the right to take a portion of the electricity output from the TransAlta Sarnia Regional Co-generation Project. If Sunoco exercised this right prior to startup of the new facility, the electricity requirements of the Sarnia Refinery would also be supplied under the agreement with TransAlta. Sunoco had entered into a conditional fixed-rate electricity supply contract with a third party in 2000 to lock-in costs on a portion of its electricity requirements for three years following deregulation of the Ontario electricity market. However, due to the delay in deregulation, this contract terminated automatically in accordance with its terms. Sunoco continues to evaluate available options with respect to long-term electricity supply and no decision has been taken by Sunoco to date with respect to the exercise of its option under the TransAlta contract.

Federal legislation passed in 1999 mandates sulphur levels in gasoline to an average of 150 parts per million (ppm) from mid-2002 to the end of 2004, and a maximum of 30 ppm by 2005. Sunoco finalized an investment plan in 2001 to meet the sulphur content limits. Capital required to achieve compliance is expected to be approximately $40 million, which includes the addition of a desulphurization unit. Construction of the unit is planned for 2002 and 2003.

In 2001, Sunoco completed a strategic assessment of its retail natural gas marketing business. Sunoco is currently exploring alternatives with respect to the business, including a possible disposition, joint venture or other transaction involving such business.

OTHER

FINANCING ACTIVITIES

During 1999, the Company completed a Canadian offering of $276 million of 9.05% preferred securities and a U.S. offering of U.S.$162.5 million of 9.125% preferred securities, the proceeds of which totaled Canadian $507 million after issue costs of $17 million ($10 million after income tax credits of $7 million). The preferred securities are unsecured junior subordinated debt of the Company, due in 2048 and redeemable at the Company's option on or after March 15, 2004. See "Dividend Policy and Record."

During 2000, the Company put in place a borrowing facility for $500 million that is fully revolving for 364 days and was scheduled to expire in 2001. In 2001 this facility was extended to June 2002 and increased to $550 million.

In 2001 Suncor issued $500 million of Series 2 Medium Term Notes with a ten year maturity. The notes have a coupon of 6.7% and will yield 6.74%.

In January 2002, Suncor issued U.S. $500 million principal amount of 7.15% unsecured notes due February 1, 2032, to investors in the United States (the "U.S."). The notes were sold at a price of 99.595% per note to yield 7.183% to maturity. The sale of the notes was under Suncor's shelf prospectus dated January 10, 2002, which allows for the issuance of debt securities and common shares in an aggregate principal amount of up to U.S. $1 billion. Also in January 2002, Suncor filed a base shelf prospectus with Canadian securities regulatory authorities, enabling it to issue up to a further $500 million in medium term notes in Canada, if required. To date, no notes have been issued under this prospectus.

SALE OF STUART OIL SHALE PROJECT

In April 2001, Sunoco sold its interest in the Stuart Oil Shale Project to its Australian joint venture co-owners, Southern Pacific Petroleum NL ("SPP") and Central Pacific Minerals NL ("CPM") (together, "SPP/CPM"). The first stage of the Queensland, Australia project, originally announced by Suncor and SPP/CPM in 1997, was designed as a 4,500 barrel per day demonstration plant to test the commercial viability of producing crude oil from oil shale. Construction of the demonstration plant was completed and commissioning commenced in 1999. Operational issues were experienced during commissioning, including issues relating to plant reliability, noise, odours and the discovery of low levels of dioxin and other emissions. In the third quarter of 2000, Suncor recorded an after-tax write-down of $80 million, reflecting increased costs and delayed oil production, and thereafter, all future expenditures on the Project were expensed. Suncor's investment in the Project up to the date of sale, excluding $4 million invested by Suncor in partially paid SPP/CPM shares that were cancelled as part of the sale transaction, and $5 million in shares acquired in 2001, as discussed below, was approximately $275 million.

Under the terms of the sale, Suncor retained a 5% royalty interest in the first stage of the project, and SPP/CPM and Suncor retained worldwide rights to the project technology. Suncor made total payments as part of the transaction in the amount of Aus$7 million (approximately Cdn$5 million) for which Sunoco received
2.5 million SPP shares and 0.926 million CPM shares. In addition, SPP/CPM issued to Suncor 12.5 million SPP share options and 4.6 million CPM share options, and Suncor surrendered the partly paid SPP/CPM restricted class shares it had originally acquired in 1997.

As a result of the sale an after-tax charge to earnings of $3 million was recorded in the second quarter of 2001. At the end of 2001 Suncor also partially wrote-down the carrying value of the shares acquired by $3 million.

OTHER HIGHLIGHTS

In September 1999, Suncor was included in the newly formed Dow Jones Sustainability Index, the world's first global equity index tracking the performance of 200 leading sustainability-driven companies in 68 industry groups in 22 countries. Suncor continued to be part of the Sustainability Index in 2000 and 2001.

Suncor announced in 2000 plans to invest at least $100 million over five years to pursue renewable energy opportunities. As of December 31, 2001, Suncor hadexpended approximately $16 million with the majority of these funds expended on the SunBridge Wind Power Project in Gull Lake, Saskatchewan. This project is a 50-50 partnership with Enbridge Inc. ("Enbridge"). In 2001, the first electricity was generated from this project.

For further information on the status of the ongoing projects and issues referred to above and other highlights of 2001, refer to "Outlook" and other sections of Suncor's MD&A.

                      NARRATIVE DESCRIPTION OF THE BUSINESS

                                    OIL SANDS

Suncor produces a variety of refinery feedstocks and diesel fuel by mining the Athabasca oil sands in northeastern Alberta and upgrading the bitumen extracted at its plant near Fort McMurray, Alberta. The Oil Sands operations, accounting for over 99% of Suncor's conventional and synthetic crude oil production in 2001, represents a significant portion of Suncor's asset base, cash flow and earnings.

OPERATIONS

Suncor's integrated Oil Sands business involves four operations: a mining operation using trucks and shovels to mine the oil sand ore; extraction facilities to recover the bitumen from the oil sand ore; a heavy oil upgrading process, where bitumen is converted into crude oil products; and an energy services plant (operated by TransAlta), which together with TransAlta's natural-gas fired co-generation plant that commenced operations at the Oil Sands plant site in 2001, provides the site with steam and electric power. Suncor's energy services plant primarily uses petroleum coke, a by-product of the coking process, as fuel. It also consumes natural gas.

The first step of the open pit mining operation is to remove the overburden with trucks and shovels to access the oil sands - a mixture of sand, clay and bitumen. The oil sands ore is transported to one of four sizing plants by a fleet of trucks. The ore is dumped into sizers where it is crushed and then transported to the extraction plant. On the west bank of the Athabasca River, the ore is transported by a conveyor system that stretches approximately five kilometers. On the east bank, a slurry of partially processed ore from the mine is transported by a hydrotransport system to the extraction plant on the west side of the river. Bitumen is extracted from the oil sands with a hot water process. After the final removal of impurities and minerals, naphtha is added as diluent to facilitate transportation to the upgrading plant. Periodically bitumen is sold rather than being upgraded. In 2001 approximately 8,500 bpd of bitumen were sold, representing approximately seven percent of 2001 production.

After transfer to the upgrading plant, the diluted bitumen is separated into naphtha and bitumen. The naphtha is recycled to be used again as diluent and the bitumen is upgraded through a coking and distillation process. The upgraded product, referred to as sour crude oil, is either sold directly to customers or is further upgraded into sweet crude oil by removing the sulphur and nitrogen using a hydrogen treating process. Three separate streams of refined crude oil are blended together according to customer specifications. Suncor Energy Marketing Inc. purchases and ships these product blends by pipeline for sale and distribution to Suncor's Sarnia, Ontario refinery, as well as other customers in Canada and the United States. Oil Sands entered into a transportation service agreement with a subsidiary of Enbridge for a term that commenced in 1999 and extends to 2028, for pipeline capacity that allows for the initial shipment of 60,000 and increasing to 170,000 barrels per day of sour crude oil and bitumen from Fort McMurray, Alberta to Hardisty, Alberta. As the initial shipper on the pipeline, Suncor's tolls payable under the agreement are subject to annual adjustments. The pipeline is operated by Suncor Energy Marketing Inc. This pipeline, together with Suncor's proprietary oil sands pipeline, is expected to meet Suncor's anticipated crude oil shipping requirements for expected future production levels up to 2008.

Suncor has an agreement TransCanada Pipeline Ventures Limited Partnership ("TCPV"), to provide Suncor with firm capacity on a new natural gas pipeline constructed by TCPV. This pipeline came into service in 1999.

The oil sands plant is susceptible to loss of production due to the interdependence of its component systems. In 1999 two unplanned outages of the 5C9 fractionator lasted a total of 16 days and resulted in approximately 1.8 million barrels of lost production. Parts of the 5C9 unit that failed were redesigned during the second outage in September 1999, with the objective of improving reliability and helping to achieve targeted production rates. Suncor shut down the same unit for maintenance twice in 2001, also for a total of 16 days. It is estimated that the lost production from these 2001 outages was approximately 1.8 million barrels. Management will continue to monitor the performance of this unit and evaluate whether further repairs or other remedial actions are required to address the operational issues.

Through expansion projects like Millennium, Suncor expects improved operational flexibility by reducing the cash flow impact of complete plant-wide shutdowns. For example, Millennium adds a second complete processing operation. This "dual train" approach increases production capacity and provides the flexibility to schedule periodic plant maintenance on one train while continuing to generate production and cash flow from the other. Oil Sands base plant (which excludes Millennium facilities) is currently scheduled to undergo a maintenance shutdown in 2002. Suncor plans to continue producing from the Project Millennium facilities during this scheduled maintenance. During these partial shutdown maintenance periods, work can be done while the rest of the plant continues to operate. This reduces both the cost and scope of shutdowns and allows for continued production of sour crude oil during the shutdown period.

Suncor has also undertaken other work to improve operational performance. Over the past several years, backup components and systems have been introduced in critical areas to improve reliability. In addition to ongoing preventive maintenance programs, full plant maintenance shutdowns are completed approximately every four years. In addition to complete shutdowns, partial shutdowns in the upgrader are undertaken periodically.

Severe climatic conditions at Oil Sands can cause reduced production and in some situations result in higher costs.

LEASEHOLD INTERESTS AND ROYALTIES

Set out in the table below is a summary of Suncor's oil sands mining and in-situ leasehold interests as of December 31, 2001.


                                                                                                   Percentage of
                                                                                                  Proved Reserves
                                                                           Number of Gross      (bbl of synthetic
                                                                                Acres          crude oil for mining
                                                          Referred           (Net Acres if      leases / bbl bitumen
      Description              Legal Description            to as             applicable)        for in-situ leases)
------------------------     ----------------------     ------------     --------------------- ----------------------
MINING LEASES:
--------------
Mine Expansion:
Leases                            7280100T25                25                   17,644
                                  7279080T19                19                   18,760        Mine Expansion
                                  7597030T11                97                    2,483        Leases and Fee Lots
                                  7280060T23                                     36,954        represent 99%
                                  7498050014                                        243

Fee Lots(1)                            1                    N/A                   1,894        (1)
                                       3                    N/A                   1,967        (1)
                                       4                    N/A                   1,886        (1)

Original Mine                     7387060T04                86                    4,522        Original Mine
Leases                            7279120092                17                    1,619        Leases represent 1%

TOTAL MINING LEASES                                                              87,972

FIREBAG LEASES:
-------------------
Firebag(2)                        7285100T85                85                   39,594        (1)
                                  7097110062                N/A                   7,040        (1)
                                  7097110063                N/A                   5,760        (1)
                                  7097110064                N/A                   4,800        (1)
                                  7097120065                N/A                  13,440        (1)
                                  7097120066                N/A                  18,560        (1)
                                  7097120067                N/A                  19,200        (1)
                                  7099120072                N/A                  23,040        (1)
                                  7099120073                N/A                  23,040        (1)
                                  7099120074                N/A                  16,640        (1)
                                  7099120075                N/A                  23,040        (1)
                                  7001100001                N/A                  22,400        (1)
                                  7401100027                N/A                  23,040        (1)
                                  7401100029                N/A                  10,240        (1)
                                  7401100013                N/A                   7,360        (1)

Firebag(2)                        Various(3)              Various                84,480        (1)

TOTAL FIREBAG LEASES                                                            341,674

TOTAL LEASES
                                                                                429,646

Notes:
(1)      No proved reserves are attributable to these leases.

(2)      Leases are principally in-situ.

(3) Suncor holds a beneficial interest in 13 leases totaling 84,480 gross and net acres.

The Government of Alberta is entitled to royalties under Leases 17, 19, 25, 86 and 97 and the Fee Lots at rates which the Government establishes from time to time.

Under the Alberta Suncor Crown Royalty Agreement, Crown royalties are 25% of net revenues less allowable costs (including capital expenditures), subject to a minimum payment of 5% of gross revenues. In 2001, the minimum royalty rate changed to 1% of gross revenues. Suncor currently expects to pay Crown royalties at the minimum 1% rate until 2009, based on assumptions relating to future crude oil prices, production levels, operating costs and capital expenditures. In 2000, Suncor made Crown royalty payments based upon the 5% minimum royalty. Suncor transitioned to a generic Oil Sands royalty agreement with the Alberta government in 1999 that provides Suncor with additional allowable cost deductions to a maximum of $158 million per year for ten years (related to Suncor's original investment in the Oil Sands facility).

Anadarko Inc. (a successor to Norcen Energy Resources Limited) has a gross overriding royalty on Lease 86 pursuant to an agreement dated March 1, 1989 (the "Anadarko Royalty"). The Anadarko Royalty is based on a graduated scale dependent on the synthetic crude oil price expressed as a percentage of gross revenue from production of the lease. As of December 31, 2001, under the Anadarko Royalty, no payment is required if synthetic crude prices are below $20.15 per barrel. Payment of 1.5% of gross revenue is required if the synthetic crude price ranges from $20.15 to $21.14 per barrel. For every $1.00 per barrel increase in the price of synthetic crude in the range of $21.15 to $26.14 per barrel, the percentage rate of the royalty increases by 0.5%. For every $1.00 per barrel increase in the price of synthetic crude in the range of $26.15 to $37.14 per barrel, the percentage rate of the royalty increases by a further
0.25 % until a maximum royalty of 7% is reached. All synthetic crude prices are calculated on a monthly average basis and the crude price break points are adjusted annually on March 1 of each year by a contractually determined inflation component. Suncor currently expects to complete mining on the Anadarko lease in 2002.

Petro-Canada has a royalty on Lease 19 pursuant to an agreement dated October 6, 1992. The royalty is calculated as 1.5% of net sale proceeds. Net sale proceeds are calculated based upon a formula by which the sale proceeds for the period exceeds the sum of allowed deductions for the period.

The Crown royalty regime applicable to the Firebag in-situ leases will be the same regime as described for Suncor's oil sands mining leases above. To date, Suncor has had no commercial production from this area and none is expected until 2004-2005.

ESTIMATED RESERVES

Suncor estimates its mining leases, on a combined basis, contain proved plus probable reserves of synthetic crude oil totaling 2.405 billion barrels, with 376 million barrels classified as proved. Its in-situ leases, on a combined basis, contain probable reserves of 2.029 billion barrels of bitumen. In the case of Firebag in-situ bitumen reserves, Suncor has the option of selling this bitumen production and/or upgrading the bitumen to synthetic crude oil. Suncor's current upgrading operations have a synthetic crude oil yield of 80%. These estimates are before deduction of Crown and applicable royalties on the leases. Under the Crown Royalty Agreement the Crown royalty is dependent on deemed net revenues (Revenue-Cost, or R-C); therefore the calculation of net reserves would vary depending upon production rates, prices and operating and capital costs.

The mining reserve estimates are based upon a detailed geological assessment including drilling density and laboratory tests and also consider current production capacity and upgrading yields, current mine plans, operating life and regulatory constraints. Based on these factors, additional proved reserves are anticipated to be recognized as the mine is further developed. The current proved plus probable reserve estimate is based on an additional 30 years of operations without further expansion.

Suncor engaged Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum engineering consultants, to audit Suncor's estimate of proved and probable reserves of synthetic crude oil on its mining leases, as of December 31, 2001. A synthetic crude oil yield of 80% has been utilized in the determination of the proved and probable reserves. The proved reserves exclude areas within the current pit designed not drilled up to a density of at least 10 holes per square kilometer. The proved plus probable reserves are based upon a production forecast recognizing 30 additional years of mining operations (210,000 bpd in 2002 and 220,000 bpd thereafter). Suncor is considering pit design changes to the Millennium mine associated with higher stripping ratio areas, permitted under operating criteria issued by the Alberta Energy and Utilities Board in 2001. The current proved plus probable volumes are now 58 million barrels higher than current model estimates which reflect the proposed changes. This difference in estimates corresponds to about 9 months of anticipated production, and is considered to be within the accuracy of the model estimates. The pit designs will continue to be impacted by both additional drilling data and operating experience, as well as technology developments and economic considerations. Furthermore, the potential exists to expand mining operations north across the Steepbank River, to develop an ore body not yet classified as a reserve. In their opinion dated January 16, 2002, GLJ state they believe there is at least a 90% and 50% confidence the proved and proved plus probable mining reserves estimates will be exceeded, respectively. Their opinion is qualified to the extent that it assumes Suncor will comply with any amendments that may be made to regulatory approvals.

At Suncor's request GLJ has prepared an independent resource and economic analysis of Suncor's Firebag in-situ oil sands project leases. Suncor's geologic interpretation of the leases was provided to GLJ, who reviewed Suncor's methodology and interpretation and then prepared independent interpretations. GLJ's interpretation was based on an analysis of individual well data and 3D and 2D seismic data supplied by Suncor. GLJ based its interpretation on current pricing and royalty assumptions. In addition, GLJ utilized estimates and assumptions for factors such as recovery efficiencies and operating costs, based on GLJ's experience with similar projects. Cost and construction schedule estimates were supplied by Suncor.

Based upon the work conducted by GLJ as described above, GLJ estimates that there are 9.6 billion barrels of bitumen resources on the Firebag leases, which includes a total 2.029 billion barrels that are probable nonproducing bitumen working interest reserves within the project approved area.

Suncor continues to conduct its evaluation program in the Firebag area in 2002, utilizing a combination of seismic and corehole drilling. This process is expected to be ongoing over a number of years. The program is intended to assist Suncor in evaluating the potential bitumen resources in order satisfy oil sands lease tenure regulations, obtain sufficient geological data to quantify the resources on the leases, and gain a more detailed understanding of the resource to facilitate future design and layout of production wells.

To date Suncor has drilled approximately 300 coreholes and acquired approximately 400 miles of seismic data in the Firebag area. Programs are conducted annually to gain the information needed to guide resource development.

RESERVES RECONCILIATION

The following table sets out a reconciliation of Suncor's proved and probable reserves of synthetic crude oil and bitumen from December 31, 2000 to December 31, 2001, based on reports issued by GLJ as described above (the "GLJ Oil Sands Reports").

                                                            Mining Reserves(2)                  Insitu Firebag(3)
                                                            ------------------                  -----------------      Total Mining
                                                 (millions of barrels of synthetic crude     (millions of barrels of    and In-Situ
                                                                   oil)                              bitumen)
                                                                                                                         Proved and
                                                    Proved           Probable       Total            Probable              Probable
                                                  --------           --------       -----            --------            -----------

                   December 31, 2000..........        422             2,034         2,456               -                   2,456
                   Revisions(1)...............        (1)              (5)           (6)                -                    (6)
                   Additions..................         -                -             -               2,029                 2,029
                   Production.................       (45)               -           (45)                -                    (45)
                                                     ----               -           ----                -                    ----
                   December 31, 2001..........        376             2,029         2,405             2,029                 4,434


Note:

(1) Revisions relate to drilling activity, revisions to the pit design based upon both geotechnical and economic data related to the Mine Expansion leases (see the table under the heading "Leasehold Interests and Royalties") and operational issues.
(2) Synthetic crude oil reserves based upon a net coker, or synthetic crude oil yield of 80%.
(3) Suncor has the option of selling the bitumen production from these leases and/or upgrading the bitumen to synthetic crude oil.

REVENUES FROM SYNTHETIC CRUDE OIL AND DIESEL

Although revenues after royalties per barrel are higher for synthetic crude oil than for conventional crude oil, operating costs to produce synthetic crude oil are higher than lifting and administrative costs to produce conventional crude oil from the Western Canada Sedimentary Basin. While there is no finding cost associated with synthetic crude oil, mine development and expansion of production can entail significant outlays of funds. The costs associated with synthetic crude oil production are largely fixed for the same reason and, as a result, operating costs per unit are largely dependent on levels of production.

Aside from onsite fuel use, all of Oil Sands production is sold to Suncor Energy Marketing Inc., a wholly owned subsidiary of Sunoco, which then markets the production.

In 1997, Suncor and Shell Canada ("Shell") renewed a purchase agreement whereby Shell agreed to purchase and receive approximately 95,000 cubic metres (approximately 600,000 barrels) of sweet synthetic crude oil per month. The original term of the agreement was to December 31, 1997, with 60-day evergreen terms thereafter. The price received is based on a formula involving postings for sweet crude oil. With Millennium start-up, Suncor also entered into a one-year agreement effective January 1, 2002 to sell an additional 28,600 cubic meters (180,000 barrels) per month to Shell under the same pricing terms.

In 1997 Suncor entered into a long-term agreement with Koch Oil Co. Ltd. ("Koch") to supply Koch with up to 30,000 barrels per day (approximately 26% of Suncor's average 2001 total production) of sour crude from Suncor's Oil Sands operation. Suncor began shipping the crude to Koch's refinery in Minnesota under this long-term agreement effective January 1, 1999. The initial term of the agreement extends to January 1, 2009, with month to month evergreen terms thereafter, subject to termination after January 1, 2004, on twenty-four months' notice. In 2000, Suncor announced a long term sales agreement with Consumers Co-operative Refineries Limited ("CCRL") under which Suncor expects to begin supplying CCRL with 20,000 barrels per day of sour crude oil production from its Project Millennium expansion facilities by late 2002. Prices for sour crude oil under these agreements are set at agreed differentials to market benchmarks. In 2001, Suncor announced a long-term agreement with Petro-

Canada to supply up to 30,000 barrels per day of diluent to dilute bitumen produced by Petro-Canada. The contract is expected to commence in 2002 and is a four year agreement that will be extended unless terminated by either party.

In 2001, Koch was the only customer that represented 10% or more of Suncor's consolidated revenues, while there were two such customers in 2000, Koch and Shell.

A portion of Oil Sands production is used in connection with Suncor's Sarnia refining operations. During 2001, the Sarnia refinery processed approximately 14% (2000 -- 25%) of Oil Sands crude oil production.

The following table sets forth the average sales price received per barrel of synthetic crude oil from Oil Sands on a quarterly basis for the years 2001 and 2000, after the impact of hedging activities.

--------------------------------------------------------------------------------------------------------------------
                                       2001                                               2000
                 ------------------------------------------------  -------------------------------------------------


--------------------------------------------------------------------------------------------------------------------
     $/bbl          4Q          3Q           2Q           1Q           4Q           3Q           2Q           1Q
     -----          --          --           --           --           --           --           --           --
 Average sales     24.43       31.43        31.40        30.85        31.33        32.39        31.12        31.84
     price
--------------------------------------------------------------------------------------------------------------------


CAPITAL EXPENDITURES

Capital spending at Oil Sands is expected to total approximately $600 million in 2002, $420 million with respect to the in-situ phase of Suncor's Oil Sands development and expansion of the upgrading facilities and $180 million in capital investments for the current facility. Capital expenditures in 2001 were approximately $1.5 billion.

Suncor's in-situ spending of $420 million in 2002 is part of $1 billion in total spending on in-situ projects planned for the period 2002 to 2005.

The following table sets out, for the quarters indicated, capital expenditures by Suncor's Oil Sands business unit:

-----------------------------------------------------------------------------------------------------------------------
                                                        2001                                     2000
-----------------------------------------------------------------------------------------------------------------------
CAPITAL EXPENDITURES BY QUARTER           4Q        3Q        2Q        1Q         4Q        3Q        2Q        1Q
                                          --        --        --        --         --        --        --        --
-----------------------------------------------------------------------------------------------------------------------
Property acquisitions                     4         -         -          9         13        4         -         -
-----------------------------------------------------------------------------------------------------------------------
Drilling activity                         4         -         4         14         1         -         -         -
-----------------------------------------------------------------------------------------------------------------------
Capital Additions to Facilities (1)      305       384       392        363       466       363       552       409
-----------------------------------------------------------------------------------------------------------------------


Note:

(1) Includes capital spending on Project Millennium, Firebag Oil Sands Projects, acquisition of mining equipment, and other capital spending

ENVIRONMENTAL COMPLIANCE

For a description of the impact of environmental protection requirements on Oil Sands, refer to "Environmental Risks" and "Government Regulation" in the "Risk/Success Factors" section of this AIF.


                                   NATURAL GAS

Suncor's Natural Gas business, based in Calgary, Alberta, explores for, develops and produces conventional natural gas in western Canada, supplying it to markets throughout North America. The sale of NG production provides an internal hedge for natural gas consumption at Suncor's Oil Sands and Sunoco businesses. In addition, Suncor's U.S. subsidiary, Suncor Energy (Natural Gas) America Inc., is acquiring land and exploring for coal bed methane in the United States.

In April 2000, Suncor's Board of Directors approved a repositioning of the Exploration and Production business and renamed it Natural Gas to reflect a sharpened focus on natural gas production. The repositioning entailed the consolidation of production in three core natural gas areas, and a restructuring of business processes to support the new focus.

During 2000, NG targeted its natural gas focus in Western Canada by concentrating on natural gas prospects and selling most of its conventional crude oil properties. Exiting 2001, natural gas and natural gas liquids accounted for approximately 94% of the NG business unit's production.

Suncor's exploration program is focused on multiple geological zones in three core asset areas: Northern (northeast British Columbia and northwest Alberta), Foothills (western Alberta and portions of northeast British Columbia) and Central Alberta. Suncor drills primarily medium to high-risk wells focusing on prospects that can be connected to existing infrastructure.

An in-house natural gas marketing group sells Suncor's proprietary natural gas and natural gas acquired from other producers. During 1997, Suncor entered into a five-year agreement with Enron Capital and Trade Resources Canada Corp. ("ECT") for ECT to provide operational and administrative services to Suncor related to its natural gas portfolio. This agreement was terminated without cost to Suncor in December 2001. ECT continues to provide natural gas related operational and administrative services to Suncor under a short-term agreement.

RESERVES AND RESERVES RECONCILIATION

GLJ reported January 29, 2002, on Suncor's estimated proved and probable reserves of natural gas, natural gas liquids and crude oil (other than reserves from Suncor's mining leases and the Firebag in-situ reserves), as of December 31, 2001. Information with respect to these reserves is set out in the tables below and in the tables under the headings "Crude Oil and Natural Gas Liquids" and "Natural Gas" (the "Reserves Tables"). GLJ's determination of Suncor's estimated proved and probable recoverable reserves are based on constant year end prices and costs determined as of the dates indicated with no escalation into the future. The accuracy of any reserve estimate is a function of the quality and quantity of available data and of engineering interpretation and judgment. While reserve and production estimates presented are considered reasonable, the estimates should be viewed with the understanding that reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward.

IN THE RESERVES TABLES:

(1) Proved reserves and probable reserves have the meanings set out in the Glossary of Terms at the front of this Annual Information Form. All proved and probable reserves are in Canada.

(2) Proved developed reserves are on production, or reserves that could be recovered from existing wells or facilities, if the Company placed them on production.

(3) Gross reserves represent the aggregate of Suncor's undivided percentage interest in reserves including the royalty interest of governments and others in such reserves and Suncor's royalty interest in reserves of others. Net reserves are gross reserves less that royalty interest share of others including governments. Royalties can vary depending upon selling prices, production volumes, and timing of initial production and changes in legislation. Net reserves have been calculated following generally accepted guidelines, on the basis of prices and the royalty structure in effect at year-end and anticipated production rates. Such estimates by their very nature are inexact and subject to constant revision.

The following tables set out a reconciliation of NG's estimated proved reserves from December 31, 2000 to December 31, 2001.


                   ESTIMATED PROVED RESERVES RECONCILIATION(1)

                                                             GROSS                                          NET
                                                             -----                                          ---
                                             CRUDE OIL AND                                 CRUDE OIL AND
                                          NATURAL GAS LIQUIDS         NATURAL GAS        NATURAL GAS LIQUIDS         NATURAL GAS
                                         --------------------     -------------------   --------------------    -------------------
                                         (MILLIONS OF BARRELS)    (BILLIONS OF CUBIC    (MILLIONS OF BARRELS)   (BILLIONS OF CUBIC
                                                                         FEET)                                         FEET)

       December 31, 2000...............          16(1)                    797                     11                     567
       Revisions of previous estimates.            (1)                     (3)                     -                       4
       Extension and discoveries.......             -                      27                      -                      20
       Production......................            (1)                    (65)                    (1)                    (45)
       Sales of minerals in place......             -                      (1)                     -                      (1)
                                                 -------                 ------                 ------                 -------
       December 31, 2001...............          14(1)                    755                     10                     545
                                                 =======                 ======                 ======                 =======

Note:

(1) Includes 8.6 million barrels of natural gas liquids as at December 31, 2001 (9.2 million barrels as at December 31, 2000).

Estimated proved reserves are comprised of developed and undeveloped reserves. The following tables show the breakdown between these categories.


               ESTIMATED PROVED DEVELOPED RESERVES RECONCILIATION

                                                             GROSS                                          NET
                                                             -----                                          ---
                                             CRUDE OIL AND                                 CRUDE OIL AND
                                          NATURAL GAS LIQUIDS         NATURAL GAS        NATURAL GAS LIQUIDS         NATURAL GAS
                                         --------------------     -------------------   --------------------    -------------------
                                         (MILLIONS OF BARRELS)    (BILLIONS OF CUBIC    (MILLIONS OF BARRELS)   (BILLIONS OF CUBIC
                                                                         FEET)                                         FEET)

         December 31, 2000...............           13                     573                     9                    409
         Revisions of previous estimates.           (1)                     31                     -                     27
         Extension and discoveries.......            -                      34                     -                     25
         Production......................           (1)                    (65)                   (1)                   (45)
         Sales of minerals in place......            -                       -                     -                      -
                                                  -------                --------               -------                ------
         December 31, 2001...............           11                     573                     8                    416
                                                  =======                ========               =======                ======

              ESTIMATED PROVED UNDEVELOPED RESERVES RECONCILIATION

                                                             GROSS                                          NET
                                                             -----                                          ---
                                             CRUDE OIL AND                                 CRUDE OIL AND
                                          NATURAL GAS LIQUIDS         NATURAL GAS        NATURAL GAS LIQUIDS         NATURAL GAS
                                         --------------------     -------------------   --------------------    -------------------
                                         (MILLIONS OF BARRELS)    (BILLIONS OF CUBIC    (MILLIONS OF BARRELS)   (BILLIONS OF CUBIC
                                                                         FEET)                                         FEET)

       December 31, 2000................            3                     224                     2                    158
       Revisions of previous estimates..            -                    (34)                     -                    (23)
       Extension and discoveries........            -                     (7)                     -                    (5)
       Sales of minerals in place.......            -                     (1)                     -                    (1)
                                                  -----                 -----                   -----                 -----
       December 31, 2001................            3                    182                      2                    129
                                                  =====                 =====                   =====                 =====

The following table sets out a reconciliation of NG's estimated probable reserves from December 31, 2000 to December 31, 2001.


                   ESTIMATED PROBABLE RESERVES RECONCILIATION

                                                             GROSS                                          NET
                                                             -----                                          ---
                                             CRUDE OIL AND                                 CRUDE OIL AND
                                          NATURAL GAS LIQUIDS         NATURAL GAS        NATURAL GAS LIQUIDS         NATURAL GAS
                                         --------------------     -------------------   --------------------    -------------------
                                         (MILLIONS OF BARRELS)    (BILLIONS OF CUBIC    (MILLIONS OF BARRELS)   (BILLIONS OF CUBIC
                                                                         FEET)                                         FEET)

       December 31, 2000................            7                      304                   5                      217
       Revisions of previous estimates..           (1)                     (80)                  -                      (57)
       Purchases of minerals in place...            -                        -                   -                        -
       Extension and discoveries........            -                       16                   -                       11
       Sales of minerals in place.......            -                       (3)                  -                       (2)
       December 31, 2001................            6                      237                   5                      169
                                                  =====                   ======               =====                  =======

CONVENTIONAL CRUDE OIL

The following table shows estimates of NG's proved crude oil reserves before royalties as prepared by GLJ (see "Reserves and Reserves Reconciliation") and Suncor's average daily production of crude oil before royalties, in Alberta and British Columbia, represented by the conventional fields identified in this table.


                                                                         PROVED RESERVES                     2001 AVERAGE
                                                                       BEFORE ROYALTIES AT                 DAILY PRODUCTION
                                                                       DECEMBER 31, 2001(1)               BEFORE ROYALTIES(3)
                                                                       --------------------               -------------------

                                                                  (MILLIONS OF                       (BARRELS OF
                            FIELDS                                  BARRELS)             %           OIL PER DAY)           %
                 ---------------------------
                 Simonette..............................               2.3              47               647               44
                 Blueberry..............................               1.8              37               374               25
                 McKinley...............................               0.2               4               120                8
                 Bonanza................................               0.2               4                61                4
                 Rosevear...............................               0.1               2               133                9
                 Boundary Lake..........................               0.1               2                25                2
                 Other(2)...............................               0.3               4               110                8
                                                                       ---             ---            ------              ---
                 Total-- gross..........................                 5             100             1,470              100
                                                                       ===             ===            ======              ===


Notes:

(1) The reserves and production in this table do not include natural gas liquids.

(2) Includes fields in which Suncor holds overriding royalty interests.

(3) Production in 2001 was materially different from 2000 due to strategic divestments.

Most of the large conventional oil fields in the western provinces have been in production for a number of years and the rate of production in these fields is subject to natural decline. In some cases, additional amounts of crude oil can be recovered by using various methods of enhanced crude oil recovery, infill drilling and production optimization techniques. At the end of 2001, approximately 90% of Suncor's proved conventional oil reserves were under enhanced oil recovery programs.

NATURAL GAS LIQUIDS

The following table shows estimates of NG's proved natural gas liquids reserves before royalties as prepared by GLJ (see "Reserves and Reserves Reconciliation") and Suncor's average daily production of natural gas liquids before royalties, in Alberta and British Columbia, represented by the conventional fields identified in this table.



                                                                         PROVED RESERVES                     2001 AVERAGE
                                                                       BEFORE ROYALTIES AT                 DAILY PRODUCTION
                                                                        DECEMBER 31, 2001                   BEFORE ROYALTIES
                                                                       --------------------               -------------------

                                                                  (MILLIONS OF                       (BARRELS OF
                            FIELDS                                  BARRELS)             %           OIL PER DAY)           %
                 ---------------------------
                 Simonette...............................              2.0               23              502               21
                 Grande Prairie..........................              1.4               16              183                8
                 Knopcik.................................              1.2               14              389               16
                 Pine Creek..............................              0.8                9              247               10
                 Glacier.................................              0.5                6               94                4
                 Stolberg................................              0.5                6               49                2
                 Blueberry...............................              0.5                6              164                7
                 Rosevear................................              0.4                5              227               10
                 Blackstone..............................              0.3                4               68                3
                 Phoenix.................................              0.2                2               36                2
                 George..................................              0.1                1              175                7
                 Hinton..................................              0.1                1               53                2
                 Mountain Park...........................              0.1                1               18                1
                 Boundary Lake...........................              0.1                1               23                1
                 Other(1)................................              0.8                5              141                6
                                                                       ---              ---            ------             ---

                 Total-- gross...........................                9              100            2,369              100
                                                                       ===              ===            ======             ===


Note:

(1) Includes fields in which Suncor holds overriding royalty interests.

NATURAL GAS

The following table shows estimates of NG's proved natural gas reserves, before royalties, as prepared by GLJ (see "Reserves and Reserves Reconciliation") and Suncor's average daily production of natural gas before royalties, in Alberta and British Columbia, represented by the major natural gas fields identified in the table.

                                                                         PROVED RESERVES                     2001 AVERAGE
                                                                       BEFORE ROYALTIES AT                 DAILY PRODUCTION
                                                                        DECEMBER 31, 2001                   BEFORE ROYALTIES
                                                                       --------------------               -------------------

                                                                  (MILLIONS OF                       (BARRELS OF
                            FIELDS                                  BARRELS)             %           OIL PER DAY)          %
                 ---------------------------
                 Stolberg...............................              216               29                22               12
                 Blackstone/Brown Creek.................               79               11                21               12
                 Grande Prairie area....................               59                8                 7                4
                 Mountain Park..........................               52                7                11                6
                 Knopcik area...........................               50                7                16                9
                 Glacier................................               49                6                 8                5
                 Simonette..............................               40                5                 9                5
                 Rosevear...............................               39                5                21               12
                 Blueberry..............................               38                5                11                6
                 Sinclair...............................               20                3                 7                4
                 Pine Creek.............................               18                2                 6                3
                 Cutbank................................               16                2                12                7
                 Other(1)...............................               79               10                26               15
                                                                      ---              ---               ---              ---
                 Total-- Gross..........................              755              100               177              100
                                                                      ===              ===               ===              ===


Note:

(1) Includes fields in which Suncor holds overriding royalty interests.

LAND HOLDINGS

The following table sets out the undeveloped and developed lands in which the NG business unit held crude oil and natural gas interests at the end of 2001. Undeveloped lands are lands within their primary term upon which no well has been drilled. Developed lands are lands past their primary term or upon which a well has been drilled.

The petroleum and natural gas interests include Suncor's undivided percentage interest in leases, licenses, reservations, permits or exploration agreements (collectively, the "Agreements"). In general, Agreements confer upon the lessee the right to explore for and remove crude oil and natural gas from the lands, with the lessee paying exploration and development costs, operating costs, abandonment costs and reclamation costs, subject to paying rentals, taxes and royalties. Interests in Agreements (excluding freehold agreements) are acquired from the federal or provincial governments through competitive bidding or by undertaking work commitments, or by joint venture agreements with industry companies.

                                                        UNDEVELOPED ACRES
                                                        -----------------
                                                 GROSS ACRES(1)       NET ACRES(1)
                                                 --------------       ------------
                                                           (THOUSANDS)
CANADA
      Western provinces                                627                508

INTERNATIONAL                                         1,685              1,227
                                                      =====              =====

Total Undeveloped Landholdings                        2,312              1,735
                                                      =====              =====

Note:

(1) "Gross Acres" means all of the acres in which Suncor has either an entire or undivided percentage interest in. "Net Acres" represents the acres remaining after deducting the undivided percentage interests of others from the gross acres.

DRILLING

The following table sets forth the gross and net exploratory and development wells, in Western Canada, the United States and Australia, which were completed, capped or abandoned in which Suncor participated during the years indicated.


                                                                                            YEAR ENDED DECEMBER 31,
                                                                                            -----------------------
                                                                                      2001                         2000
                                                                                      ----                         ----
                                                                              GROSS          NET           GROSS            NET
                                                                              -----          ---           -----            ---

                Exploratory Wells
                     Crude oil............................                       -             -              -              -
                     Gas..................................                       5             4              3              1
                     Dry (1)..............................                      22            16             17             15
                Total Exploratory Wells...................                      27            20             20             16
                                                                               ----          ----           ----           ----
                Development Wells
                     Crude oil............................                       1             -              5              2
                     Gas..................................                      24            16             23             14
                     Dry..................................                       4             2              4              3
                                                                                 -             -              -              -
                Total Development Wells ..................                      29            18             32             19
                                                                               ----          ----           ----           ----
                Total.....................................                      56            38             52             35
                                                                               ====          ====           ====           ====


NOTE:

(1) Includes 18 gross (14 net) coal bed methane wells in 2001.

Not included are earning wells completed by other companies under farmout agreements relating to lands in which Suncor has an undivided percentage interest, since Suncor did not incur cash expenditures in connection with such wells. In addition to the above wells, Suncor had interests in 27 gross (14 net) exploratory wells in progress and 12 gross (seven net) development wells in progress at the end of 2001.

Suncor continues to hold interests in frontier properties (Arctic and Northwest Territories) including 28 long-term "significant discovery licences".

WELLS

The following table summarizes the wells in which the NG business unit has a working interest or a royalty interest as at December 31, 2001.


                                                                                   Producing                   Non-Producing
                                                                                  Wells(1)(2)                   Wells(1)(3)
                                                                                  -----------                  -------------
                                                                              Gross          Net           Gross            Net
                                                                              -----         ----           -----           ----
CONVENTIONAL CRUDE OIL WELLS
     Alberta..............................................................      47            32             20             17
     British Columbia.....................................................      24            11             6               3
Total Conventional Crude Oil Wells........................................      71            43             26             20
                                                                                --            --             --             --
CONVENTIONAL NATURAL GAS WELLS
     Alberta..............................................................     269           148             48             25
     British Columbia.....................................................      49            24             17             12
TOTAL CONVENTIONAL NATURAL GAS WELLS......................................     318           172             65             37
                                                                               ---           ---             --             --
TOTAL WELLS                                                                    389           215             91             57
                                                                               ===           ===             ==             ==


Notes:

(1) Gross wells represent the number of wells in which NG has an undivided percentage interest and net wells represent NG's aggregate undivided percentage interest share in such wells.

(2)      Producing  wells  are  wells  producing   hydrocarbons  or  having  the
         potential to produce, excluding shut-in wells. As at December 31, 2001 Suncor has interests in four oil fields and 29 gas fields.

(3) Non-Producing Wells represent management's estimate of shut-in wells that could be capable of economic production but were not on production as at December 31, 2001.

SALES AND SALES REVENUES

The following table shows the breakdown of NG's sources of revenues.

                                                                                                                  YEAR ENDED
                                                   GROSS REVENUES(1)                                             DECEMBER 31,
                                                                                                              ------------------
                                                                                                              2001          2000
                                                                                                              ----          ----

                                                                                                                 ($ MILLIONS)

              Crude oil and natural gas liquids.........................................................        45           77
              Natural gas...............................................................................       394          344
              Pipeline..................................................................................         5            6
              Other.....................................................................................         5            1
                                                                                                               ---          ---
              Total.....................................................................................       449          428
                                                                                                               ===          ===


Note:

(1)      Includes intersegment revenues.

PRODUCTION COSTS

The following shows production (lifting) costs in connection with NG's crude oil and natural gas operations for the years indicated. In 2001, Suncor began to convert natural gas to barrels of oil equivalent (BOE) at a 6:1 ratio (thousand cubic feet of natural gas: barrel of oil); previously, conversion was on a 10:1 basis. Figures prior to 2001 have been restated on a 6:1 basis.

                                                                                                                  YEAR ENDED
PRODUCTION    (LIFTING) COSTS                                                                                    DECEMBER 31,
                                                                                                              ------------------
                                                                                                              2001          2000
                                                                                                              ----          ----
                                                                                                                 ($ PER BOE OF
                                                                                                               GROSS PRODUCTION)

Average production (lifting) cost of conventional crude oil and gas(1)................................        2.96          3.11


Note:
(1) Production (lifting) costs include all expenses related to the operation and maintenance of producing or producible wells and related facilities, natural gas plants and gathering systems. It does not include an estimate for future reclamation costs.

QUARTERLY VOLUMES AND NETBACK ANALYSIS

The  following  table  shows  Suncor's  average  production  volumes,   pricing,
royalties, operating expenses and netbacks for natural gas, conventional crude oil and natural gas liquids, for the periods indicated.


                                             2001                                                      2000
                     ------------------------------------------------------    -----------------------------------------------------
                       4Q          3Q          2Q         1Q          2001       4Q           3Q         2Q         1Q         2000
                     --------    --------    -------    -------    --------    --------    ---------   -------    -------    -------
NATURAL GAS
Production Volume
(mmcf/day)              180         176        177        177         177         183          200       195        222        200
                     --------    --------    -------    -------    --------    --------    ---------   -------    -------    -------

Price ($/mcf)          3.10        3.90       6.78      10.73        6.09        8.02         4.63      3.70       2.96       4.72
Royalties ($/mcf)     (0.54)      (0.85)     (1.58)     (2.91)      (1.46)      (2.14)       (1.09)    (0.85)     (0.61)     (1.17)
Operating Expenses
($/mcf) (1)           (0.97)      (0.79)     (0.95)     (0.73)      (0.86)      (0.95)       (0.68)    (0.77)     (0.66)     (0.76)
                    ---------    --------    -------    -------    --------    --------    ---------   --------   --------   -------
Netback ($/mcf)        1.59        2.26       4.25       7.09        3.77        4.93         2.86      2.08       1.69       2.79
                    ---------    --------    -------    -------    --------    --------    ---------   --------   --------   -------
                    ---------    --------    -------    -------    --------    --------    ---------   --------   --------   -------

CONVENTIONAL CRUDE
OIL
Production Volume
(kbbls/d) (2)           1.3         1.5        1.5        1.7         1.5         1.6          3.6        3.5        8.1       4.2
                    ---------    --------    -------    -------    --------    --------    ---------   --------   --------   -------

Price ($/bbl)         27.17       33.17      36.75      37.35       34.35       36.01        33.09     30.04      26.30      29.50
Royalties ($/ bbl)    (1.84)      (2.46)     (2.60)     (2.89)      (2.45)     (11.52)       (9.70)    (8.29)     (8.31)     (9.46)
Operating Expenses
($/ bbl) (1)          (7.25)      (4.76)     (5.69)     (3.85)      (5.17)      (9.47)       (6.79)    (7.65)     (6.62)     (7.63)
                    ---------    --------    -------    -------    --------    --------    ---------   --------   --------   -------
Netback ($/bbl)       18.08       25.95      28.46      30.61       26.73       15.02        16.60     14.10      11.37      12.41
                    ---------    --------    -------    -------    --------    --------    ---------   --------   --------   -------
                    ---------    --------    -------    -------    --------    --------    ---------   --------   --------   -------

NATURAL GAS LIQUIDS
Production Volume
(kbbls/d) (2)           2.4         2.4        2.3        2.3         2.4         2.5          2.8       3.1        3.5        3.0
                    ---------    --------    -------    -------    --------    --------    ---------   --------   --------   -------
Price ($/bbl)         23.47       30.26      39.32      45.07       34.38       43.00        39.56     32.80      33.16      36.66
Royalties ($/ bbl)    (5.96)     (10.26)    (10.77)    (12.86)      (9.93)     (12.62)      (11.50)    (9.55)     (9.25)    (10.73)
Operating Expenses
($/ bbl) (1)          (5.83)      (4.75)     (5.72)     (4.40)      (5.17)      (9.47)       (6.79)    (7.65)     (6.62)     (7.63)
                    ---------    --------    -------    -------    --------    --------    ---------   --------   --------   -------
Netback ($/bbl)       11.68       15.25      22.83      27.81       19.28       20.91        21.27     15.60      17.29      18.30
                    ---------    --------    -------    -------    --------    --------    ---------   --------   --------   -------
                    ---------    --------    -------    -------    --------    --------    ---------   --------   --------   -------


Note:

(1) Operating expenses includes production (lifting) costs and administrative expenses.
(2)   Thousands of barrels per day

MARKETING, PIPELINE AND OTHER OPERATIONS

Suncor operates gas processing plants at South Rosevear, Pine Creek, Boundary Lake South, Progress and Simonette with a total design capacity of approximately 206 million cubic feet per day (mmcf/day). Suncor's capacity interest in these gas processing plants is approximately 128 mmcf/day. Suncor also has varying undivided percentage interests in natural gas processing plants operated by other companies.

Approximately 69% of Suncor's natural gas production is marketed under direct sales arrangements to customers in Alberta, eastern Canada, and the United States. Contracts for these direct sales arrangements are of varied terms, with a majority having terms of one year or less, and incorporate pricing which is either fixed over the term of the contract or determined on a monthly basis in relation to a specified market reference price. Under these contracts, NG is responsible for transportation arrangements to the point of sale. Sales to the United States are made under a variety of arrangements with different transportation and pricing terms. NG's direct sales arrangements include some of the natural gas consumed in Suncor's Oil Sands plant at Fort McMurray and in its downstream operations.

Approximately 31% of Suncor's natural gas production is sold under existing contracts to aggregators ("system sales"). Proceeds received by producers under these sales arrangements are determined on a netback basis, whereby each producer receives revenue equal to its proportionate share of sales less regulated transportation charges and a marketing fee. Most of NG's system sales volumes are contracted to TransCanada Gas Services and Pan-Alberta Gas Ltd. These companies resell this natural gas primarily to eastern Canadian and midwest and eastern United States markets.

To ensure ongoing direct sales access to markets in the United States, NG has entered into long-term gas pipeline transportation contracts. Suncor currently has 14 million cubic feet per day of firm capacity on the Northern Border Pipeline to the U.S. midwest that expires October 31, 2003. Suncor also has firm capacity of 40 mmcf/day on the Pacific Gas Transmission ("PGT") pipeline to the California border extending to the year 2023.

Suncor's conventional crude oil production is used in its refining operations, exchanged for other crude oil with Canadian or U.S. refiners, or sold to Canadian and U.S. purchasers. Sales are generally made under spot contracts or under contracts that are terminable on relatively short notice. Suncor's conventional crude oil production is shipped on pipelines operated by independent pipeline companies. NG currently has no pipeline commitments related to the shipment of crude oil.

The Suncor-owned Albersun pipeline, operated by Suncor Energy Marketing Inc., was constructed in 1968 to transport natural gas to the Oil Sands plant. It extends approximately 300 kilometres south of the plant and connects with the TCPL Alberta intra-provincial pipeline system. The Albersun pipeline has the capacity to move in excess of 100 mmcf/day of natural gas. Suncor arranges for natural gas supply and controls most of the natural gas on the system under delivery based contracts. The pipeline moves natural gas both north and south for Suncor and other shippers. In 2001, throughput on Albersun pipeline was 66 mmcf/day and revenues were approximately $5 million.

CAPITAL AND EXPLORATION EXPENDITURES

The following table sets out, for the quarters indicated, capital expenditures by Suncor's NG business unit:


--------------------------------------------------------------------------------------------------------------------
                                              2001                                          2000
--------------------------------------------------------------------------------------------------------------------
($ millions)                 4Q          3Q          2Q         1Q          4Q          3Q          2Q         1Q
--------------------------------------------------------------------------------------------------------------------
Property Acquisition          -           -           -          -           8           -           2          1
--------------------------------------------------------------------------------------------------------------------
Exploration                  29           4          14          3          17           9           6         18
--------------------------------------------------------------------------------------------------------------------
Development                  19          20          17         26           8          13           3         42
--------------------------------------------------------------------------------------------------------------------

NG expects to spend $140 million in 2002 to support the Company's goal of increasing natural gas production.

ENVIRONMENTAL COMPLIANCE

For a description of the impact of environmental protection requirements on NG, refer to "Environmental Risks" and "Government Regulation" in the "Risk/Success Factors" section of this AIF.


                                     SUNOCO

Suncor refines and markets petroleum products in central Canada through its wholly owned subsidiary, Sunoco Inc.. Its refinery in Sarnia, Ontario, refines petroleum feedstocks from Oil Sands and other sources into gasoline, distillates and petrochemicals.

Sunoco's controlled distribution channels enhance its position in the Ontario market. Approximately 59% of Sunoco's sales volume in 2001 was sold through controlled distribution networks in Ontario that sell gasoline and diesel to retail customers. Approximately 38% was sold to industrial, commercial, wholesale and refining customers in Ontario and Quebec, primarily jet fuels, diesel and gasolines. The remaining 3% represents petrochemical sales through Sun Petrochemicals Company, a 50% joint venture between Sunoco and a U.S. refinery.

Sunoco also markets natural gas to approximately 125,000 commercial and residential customer accounts in Ontario. In 2001, Sunoco completed a strategic assessment of this business, and is currently exploring alternatives including a possible disposition, joint venture, or other transaction involving such business.

Sunoco's financial reporting in 2001 is based on its Rack Back / Rack Forward organizational structure. The Rack-Back division procures and refines crude oil and feedstocks, and sells and distributes to the Sarnia refinery's largest industrial and reseller customers. The Rack-Forward division is comprised of retail operations, retail natural gas marketing, cardlock and industrial / commercial sales, and the UPI Inc. ("UPI") and Pioneer Group Inc. ("Pioneer") joint venture businesses. UPI is a 50% joint venture company owned by Sunoco and GROWMARK Inc., a U.S. Midwest agricultural supply and grain marketing cooperative. Pioneer is an independent retailer with which Sunoco has a 50% joint venture partnership.

PROCUREMENT OF FEEDSTOCKS

Sunoco's refining operation uses both synthetic and conventional crude oil. Sunoco procured approximately 47% of its synthetic crude oil feedstock from Suncor's Oil Sands production in 2001, compared with 56% in 2000. In 2001, 55% of the crude oil refined at the Sarnia Refinery was synthetic crude oil, compared with 64% in 2000. The balance of the refinery's synthetic crude oil, as well as its conventional and condensate feedstocks, were purchased from others under month to month contracts. In the event of a significant disruption in the supply of synthetic crude oil, the refinery has the flexibility to substitute other sources of sweet or sour conventional crude oil.

Sunoco procures its conventional crude oil feedstock primarily from western Canada, supplemented from time to time with crude oil from the United States and other countries. Foreign crude oil is delivered to Sarnia via pipeline from the United States Gulf Coast or via the Interprovincial Pipeline from Montreal. Sunoco has made no firm commitments for capacity on these pipeline systems.
Crude oil is procured from the market on a spot basis or under contracts terminable on short notice.

In 1998, Sunoco signed a 10-year synergistic feedstock agreement with a Sarnia-based petrochemical refinery, Nova Chemicals (Canada) Ltd. Under this buy/sell agreement, Sunoco obtains feedstock that is more suitable for production of transportation fuels in exchange for feedstock more suitable for petrochemical cracking. Sunoco also enters into reciprocal buy/sell or exchange arrangements with other refining companies from time to time as a means to minimize transportation costs, balance product availability and enhance refinery utilization. Sunoco also purchases refined products in order to meet customer requirements.

REFINING OPERATIONS

Sunoco's Sarnia Refinery produces transportation fuels (gasoline, diesel, propane and jet fuel), heating fuels, liquefied petroleum gases, residual fuel oil, asphalt feedstock, benzene, toluene, mixed xylenes and orthoxylene, as well as the petrochemicals A-100 and A-150 that are used in the manufacture of paint and chemicals.

The refinery has the capacity to refine 70,000 barrels of crude oil per day. Refining sales in 2001 averaged approximately 93,400 barrels per day. The Sarnia Refinery is configured to allow for operational flexibility. In addition to conventional sweet and sour crudes, the refinery is capable of processing sweet synthetic crude oil, which yields a more valuable product mix. A hydrocracker, jet fuel tower and low-sulphur diesel tower further increase the refinery's ability to produce premium-value transportation fuels, distillates and naphtha, and its flexibility to vary the gasoline/distillate ratio. The hydrocracker has a capacity to process approximately 23,300 barrels per day. Additional flexibility in gasoline, octane and petrochemical production is provided by the complementary operations of an alkylation unit with a capacity of 5,400 barrels per day. The petrochemical facilities, which have a capacity of 13,100 barrels per day, produce benzene, toluene, and mixed xylenes, and recover orthoxylene from mixed xylenes, as well as petrochemicals A-100 and A-150.

The refinery has a cracking capacity of 40,200 barrels per day from a Houdry Catalytic Cracker ("catcracker") and a hydrocracker. Approximately 40% of the cracking capacity is attributable to the catcracker, which uses older cracking technology. In 2001, The refinery completed planned maintenance on Plant One, which consists of a crude unit, catalytic cracker, alkylation unit, and other treating units. However, the refinery also experienced unplanned outages involving the catcracker, the BTX unit and the vacuum unit. As a result, crude utilization declined 6% to 92% in 2001. The following chart sets out daily crude input, average refinery utilization rates, and cracking capacity utilization of the Sarnia refinery over the last two years.


Sarnia Refinery Capacity                             2001              2000
------------------------------------                 ----              ----


Average daily crude input   (barrels per day)        64,200            68,900
Average utilization rate (%)(1)                      92                98
Average cracking capacity utilization (%)(2)         88                91


Notes:

(1) Based on crude unit capacity and input to crude units.
(2) Based on cracking capacity and input to the hydrocracker and catalytic cracker.

In 2001 Sunoco entered into an energy supply agreement with TransAlta, under which steam will be supplied to Sunoco's Sarnia Refinery. For more details, see the "Sunoco" section under "Three Year Highlights" in this Annual Information Form.

PRINCIPAL PRODUCTS

Sales of gasolines and other transportation fuels represented 80% of Sunoco's consolidated revenues and other operating revenues in 2001 compared to 83% in 2000. Set forth below is information on daily sales volumes and percentage of Sunoco's consolidated revenues contributed by product group for the last two years.



              DAILY SALES VOLUMES                             2001                                   2000
              -------------------                             ----                                   ----
                                            (THOUSANDS OF CUBIC     % OF SUNOCO'S      (THOUSANDS OF     % OF SUNOCO'S
                                              METRES PER DAY)        CONSOLIDATED      CUBIC METRES      CONSOLIDATED
                                                                       REVENUES          PER DAY)          REVENUES
                Transportation fuels
       Gasoline                                     5.6                   42                5.5               44
             Retail (1)..................
             Other (2)...................           3.1                   17                2.8               16
     Jet fuel............................           0.7                    4                1.1                5
     Other...............................           3.1                   17                3.1               18
                                                   -----                 ----              -----             ----
                                                   12.5                   80               12.5               83
                                                   -----                 ----              -----             ----
     Petrochemicals......................           0.5                    4                0.5                4
     Heating fuels.......................           0.4                    2                0.4                2
     Heavy fuel oils.....................           0.8                    2                0.6                2
     Other...............................           0.6                    2                0.6                2
                                                   -----                 ----              -----             ----

     Total Refined Products..............          14.8                   90               14.6               93
                                                   -----                 ----              -----             ----

     Other Non Refined Products..........             -                   10                  -                7
                                                   -----                 ----              -----             ----
     Total %.............................                                100                                 100
                                                   -----                 ----              -----             ----
                                                   -----                 ----              -----             ----

Notes:
(1)      Excludes joint ventures.
(2)      Joint ventures


PRINCIPAL MARKETS

Approximately 59% of Sunoco's total sales volumes are marketed through controlled retail networks, including the Sunoco retail network, joint-venture operated retail stations, and cardlock operations. This controlled network is comprised of:

- 302 Sunoco retail service stations
- 154 Pioneer-operated retail service stations
- 47 UPI-operated service stations and a network of bulk distribution facilities for rural and farm fuels
- 18 Sunoco branded Fleet Fuel Cardlock sites

Refined petroleum products (excluding petrochemicals), and natural gas sold to commercial and residential accounts are marketed under several brands, including the Company's Canadian "Sunoco" trademark. Sunoco's other principal trademarks include "Ultra 94" in respect of its premium high octane gasoline, and "Gold Diesel" used in respect of its premium low sulphur diesel product.

Approximately 38% of Sunoco's total sales volumes are sold to industrial, commercial, wholesale, and refining customers, primarily in Ontario. Sunoco also supplies industrial and commercial customers in Quebec through long-term arrangements with other regional refiners, or through Group Petrolier Norcan Inc., a 25% Sunoco-owned fuels terminal and product supply business in Montreal.

Sunoco markets toluene, mixed xylenes, orthoxylene and petrochemicals, primarily in Canada and the U.S., through Sun Petrochemicals Company. Suncor Energy Marketing Inc. has a 50% interest in Sun Petrochemicals Company, a petrochemical marketing joint venture company, to market products from Sunoco's Sarnia Refinery and a Toledo, Ohio, refinery owned by the joint venture partner. Sun Petrochemicals Company markets petrochemicals used to manufacture plastics, rubber, synthetic fibres, industrial solvents and agricultural products, and as gasoline octane enhancers. All of Sunoco's benzene production is sold directly to other petrochemical manufacturers in Sarnia.

Sunoco's share of total refined product sales in its primary market of Ontario is approximately 18% in 2001 compared with approximately 17% in 2000. Transportation fuels accounted for over 84% of Sunoco's total sales volumes in 2001; petrochemicals accounted for 3%. The remaining volumes included other refined products such as heating fuels, heavy oils and liquefied petroleum gases, and were sold to industrial users and resellers.

Sunoco supplies refined petroleum products to the Pioneer and UPI joint ventures under exclusive supply agreements. The UPI joint venture expires in 2002, and thereafter will be automatically renewed unless terminated upon 120 days prior written notice. The shareholder agreement between UPI and Sunoco provides that Sunoco has the exclusive right to supply petroleum products to the joint venture as long as Sunoco remains as a shareholder of UPI. No notice of termination has been received or given to date.


In addition to refined product sales, Sunoco also markets natural gas to approximately 125,000 commercial and residential customer accounts in Ontario. Margins improved in the natural gas business in 2001 due to a restructuring of customer contracts that locked in fixed price sales to fixed price supply.

TRANSPORTATION AND DISTRIBUTION

Sunoco uses a variety of transportation modes to deliver products to market, including pipeline, water, rail and road. Sunoco owns and operates petroleum transportation, terminal and dock facilities, including storage facilities and bulk distribution plants in Ontario. The major mode of transporting gasoline, diesel, jet fuel and heating fuels from the Sarnia Refinery to core markets in Ontario is the Sun-Canadian Pipe Line, which is 55% owned by Sunoco and 45% owned by another refiner. The pipeline operates as a private facility for its owners. It serves terminal facilities in Toronto, Hamilton and London, and has a capacity of 126,000 barrels per day (20,000 cubic metres). Sunoco utilized 85% of this capacity in 2001 compared with 84% in 2000.

Sunoco also has direct pipeline access to petroleum markets in the Great Lakes region of the United States by way of connection to a pipeline system in Sarnia operated by a U.S.-based refiner. This link to the U.S. allows Sunoco to move products to market or obtain feedstocks/products when market conditions are favourable in the Michigan and Ohio markets.

Sunoco believes that its own storage facilities, and those under long-term contractual arrangements with other parties, are sufficient to meet its current and foreseeable needs.

CAPITAL EXPENDITURES

Sunoco plans to spend approximately $96 million in 2002 compared with $54 million in 2001. Expenditures in 2002 will include funds associated with meeting sulphur-in-gasoline limit regulations at its Sarnia refinery. In 2002 and 2003 Sunoco plans to spend $40 million to meet the new 2005 sulphur-in-gasoline regulated limits. See "Risk / Success Factors Affecting Performance" in the Sunoco section of MD&A and "Risks Specifically Respecting Sunoco" in the "Risk / Success Factors" section of this AIF.

ENVIRONMENTAL COMPLIANCE

For a description of the impact of environmental protection requirements on Sunoco, please refer to the sections entitled "Outlook" and "Risk/Success Factors Affecting Performance" in the Sunoco section of Management's Discussion and Analysis in Suncor's 2001 Annual Report. Also refer to "Environmental Risks" and "Government Regulation" in the "Risk/Success Factors" section of this AIF.

                                SUNCOR EMPLOYEES

The following table shows the distribution of employees among Suncor's three business units, its corporate office and the Stuart Oil Shale Project for the past two years.

                                                                          YEAR ENDED
                                                                         DECEMBER 31,
                                                                      -----------------
                                                                      2001         2000
                                                                      -----------------
           Oil Sands............................................      2,367        2,057
           Natural Gas..........................................        190          182
           Sunoco(1)............................................        561          590
           Stuart Project.......................................          -           77
           Corporate(2).........................................        189          137
                                                                      -----        -----
           Total......................................................3,307        3,043
                                                                      =====        =====


Notes:

(1)      Excludes joint venture employees.

(2) Reflects inclusion of Calgary-based employees providing technical support to the Firebag In-Situ Project, as well as some information technology employees who were previously counted within the individual business units.

(3) In addition to Suncor employees, independent contractors supply a range of services to the Company.

The Communications, Energy and Paperworkers Union Local 707 represents approximately 1,423 Oil Sands employees. Suncor entered into a three-year collective agreement with the union effective May 1, 2001. Management believes Suncor's positive working relationship with the union will continue.

Employee associations represent approximately 170 Sunoco Sarnia refinery and Sun-Canadian Pipe Line Company employees. In March 2001, Sunoco and the Sarnia employee association signed a one-year agreement that will be renegotiated in 2002. Sunoco management believes Sunoco's positive working relationship with this association will continue and a new agreement should be reached. The agreement with the employee association of Sun-Canadian Pipe Line Company was signed in 1993, and it is renewed automatically each year unless terminated by written notice by either party at least 60 days prior to the anniversary date of the agreement. No notice under such agreement has been received or given to date. Sunoco management believes Sunoco's positive working relationship with this association will continue and the agreement will be automatically renewed on its anniversary.



                              RISK/SUCCESS FACTORS

VOLATILITY OF CRUDE OIL AND NATURAL GAS PRICES. Suncor's future financial performance is closely linked to oil prices, and to a lesser extent natural gas prices. The price of these commodities can be influenced by global and regional supply and demand factors. Worldwide economic growth, political developments, compliance or non-compliance with quotas imposed upon members of the Organization of Petroleum Exporting Countries and weather, among other things, can affect world oil supply and demand. Natural gas prices realized by Suncor are affected primarily by North American supply and demand and by prices of alternate sources of energy. All of these factors are beyond Suncor's control and can result in a high degree of price volatility not only in crude oil and natural gas prices, but also fluctuating price differentials between heavy and light grades of crude oil, which can impact prices for sour crude. In 2001, the heavy-light differential widened and reduced earnings. Management believes the differential will trend toward more historical levels in 2002 if the demand for heavy oil increases as anticipated. Oil and natural gas prices have fluctuated widely in recent years and Suncor expects continued volatility and uncertainty in crude oil and natural gas prices. A prolonged period of low crude oil prices could affect the value of Suncor's crude oil and gas properties and the level of spending on development projects, and could result in curtailment of production at some properties, and accordingly could have an adverse impact on Suncor's financial condition and liquidity and results of operations. Suncor cannot control the factors that influence supply and demand or the prices of crude oil or natural gas.

Suncor cannot control the prices of crude oil or natural gas, or currency exchange rates. However, the Company has a hedging program that fixes the price of crude oil, and periodically, natural gas, and the associated exchange for a percentage of Suncor's total production volume. Suncor's objective is to lock-in prices on a portion of its future production today to reduce exposure to market volatility and ensure the Company's ability to finance growth. If an operational upset occurred that reduced or eliminated crude oil and/or natural gas production for a period of time, Suncor would be required to continue to make payments under its hedging program if the actual price was higher than the price hedged. For particulars of Suncor's hedging position as of year-end 2001, see
Note 17 of Suncor's consolidated financial statements.

Suncor conducts an assessment of the carrying value of its assets to the extent required by Canadian general accepted accounting principles ("GAAP"). If crude oil and natural gas prices decline, the carrying value of Suncor's assets could be subject to downward revisions, and Suncor's earnings could be adversely affected.

RISK FACTORS RELATED TO FIREBAG AND VOYAGEUR PROJECTS. There are certain risks associated with the execution of the proposed Firebag In-Situ Oil Sands Project and Voyageur, including: regulatory approvals, schedule, resources and costs, including the availability and cost of materials, equipment and qualified labour; the impact of general economic, business and market conditions; the impact of weather conditions; Suncor's ability to finance Oil Sands growth if commodity prices were to stay at low levels for an extended period; the impact of new entrants to the oil sands business which could take the form of competition for skilled people, increased demands on the Fort McMurray, Alberta infrastructure (for example, housing, roads and schools), or price competition for products sold into the marketplace; the potential ceiling on the demand for synthetic crude oil; and the effect of changing standards of government regulation and public expectations in relation to the impact of oil sands development on the environment. The commissioning and integration of new facilities with the existing asset base could cause delays in achieving targeted production capacity. Suncor management believes the planned increases in Oil Sands production through these projects present issues that require prudent risk management.

RISKS ASSOCIATED WITH INTEGRATION OF PROJECT MILLENNIUM WITH BASE PLANT OPERATIONS. With Project Millennium commissioning complete by year-end 2001, the main risks to final Project Millennium execution are associated with integration of the new facilities with the existing asset base, particularly during the winter months where risks associated with weather are increased. These risks could cause unforeseen outages and costs, and delays in achieving full utilization of the combined production capacity of 225,000 barrels per day.

INCREASED DEPENDENCE ON OIL SANDS BUSINESS. The Company's significant capital commitment to further its growth projects at Oil Sands, including the Firebag In-Situ Oil Sands Project, and Voyageur if approved, may require Suncor to forego investment opportunities in other segments of its operations. The completion of Project Millennium, and the other future projects to increase production at Oil Sands, will substantially increase the Company's dependence on the Oil Sands segment of its business. For example, assuming achievement of Oil Sands' 2002 production target of 210,000 barrels per day, the Oil Sands business will account for approximately 86% of Suncor's upstream production in 2002 compared to 79% in 2001 and 74% in 2000.

RISKS ASSOCIATED WITH IN-SITU EXTRACTION. Current steam-assisted gravity drainage (SAGD) technologies for in-situ recovery of heavy oil and bitumen are energy intensive, requiring significant consumption of natural gas and other fuels to produce steam. Although there have been a number of SAGD technology pilot projects and several commercial scale projects are under development and are scheduled to be on production by the end of 2002, commercial application of this technology is not yet commonplace.

COMPETITION. The petroleum industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of crude oil and gas interests, and the refining, distribution and marketing of petroleum products and chemicals. Suncor competes in virtually every aspect of its business with other energy companies. The petroleum industry also competes with other industries in supplying energy, fuel and related products to consumers. Suncor offers custom blends of synthetic crude oil to meet specific customer demands. Suncor believes that the competition for its custom blended synthetic crude oil production is Canadian conventional and synthetic sweet and sour crude oil.

A number of other companies have entered or have indicated they are planning to enter the oil sands business and begin production of bitumen and synthetic crude oil, or expand existing operations. If all announced competing projects were to be built, they could quadruple Canada's production of bitumen and upgraded synthetic crude oil to more than two and half million barrels (400,000 cubic metres) per day by the end of the decade. The recent trend toward industry consolidation has created more competitors with financial capacity who may enter into similar and competing oil sands businesses. Expansion of existing operations and development of new projects could materially increase the supply of bitumen and synthetic crude oil and other competing crude oil products in the marketplace. Depending on the levels of future demand, increased supplies could have a negative impact on prices.

In the western Canadian diesel market demand and supply can fluctuate. Currently there is excess supply of diesel fuel and Suncor expects the market could be impacted by this excess supply and have a negative impact on margins. Margins for diesel are typically higher than the margins for synthetic and conventional crude oil. The above noted expansion plans of Suncor's competitors could also result in an increase in the supply of diesel and further weakening of margins.

Historically, the industry-wide oversupply of refined petroleum products and the overabundance of retail outlets have kept pressure on downstream margins. Management expects that fluctuations in demand for refined products, margin volatility and overall marketplace competitiveness will continue. In addition, as Suncor's downstream business unit, Sunoco, participates in new product markets, such as natural gas, it could be exposed to margin risk and volatility from either cost and/or selling price fluctuations.

NEED TO REPLACE CONVENTIONAL NATURAL GAS RESERVES. The future natural gas reserves and production of the Company's NG business unit and, therefore, both NG's cash flow from such production and Suncor's ability to maintain an internal hedge against growing consumption of natural gas in its Oil Sands and Sunoco operations, are highly dependent on its success in discovering or acquiring additional reserves and exploiting its current reserve base. Without natural gas reserve additions through exploration and development or acquisition activities, NG's conventional natural gas reserves and production will decline over time as reserves are depleted. For example, in 2001, Suncor's natural gas average reservoir decline rates were in the 28% range, consistent with industry experience. Decline rates will vary with the nature of the reservoir, life-cycle of the well, and other factors. Therefore past decline rates are not necessarily indicative of future performance. Exploring for, developing and acquiring reserves is highly capital intensive. To the extent cash flow from operations is insufficient to generate sufficient capital and external sources of capital become limited or unavailable, NG's ability to make the necessary capital investments to maintain and expand its conventional natural gas reserves could be impaired. In addition, NG's long term performance is dependent on its ability to consistently and competitively find and develop low cost, high-quality reserves that can be economically brought on stream. Market demand for land and services can also increase or decrease finding and development costs. There can be no assurance that Suncor will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

RISKS RELATED TO COALBED METHANE. Coalbed Methane (CBM) exploration is being undertaken by Suncor in Canada and the U.S. through a wholly owned subsidiary, Suncor Energy (Natural Gas) America Inc. The identification of gas in coals is necessary but not sufficient for establishing commercial success.

Effective production technology, water handling, well productivity, requirement for large land blocks, and a pilot production period are risk elements unique to CBM. In Canada, CBM as a gas resource has not yet been proven commercial, and bears the additional risk that significant commercial production may require new technology or only be available in limited areas or at higher long term gas prices than currently exist.

CBM is a commercial gas resource in the U.S.. The risks associated with CBM activities in the U.S. vary by geographic region but can include: constraints on land access from federal, state and individual land holders; local opposition to well drilling and CBM development; high costs of treating water produced with CBM gas; limited regional pipeline exit capacity; and strong competition for mineral leases and services. The regulatory framework and stakeholder environment varies by region. The physical operation of drilling and ultimately producing gas in a location distant from Suncor's key management presents risks of inadequate oversight of operations. Business activity in the U.S. has different political risk than in Canada, and is conducted in an environment where litigation and legal risk are more prevalent and substantial.

OPERATING HAZARDS AND OTHER UNCERTAINTIES. Each of Suncor's three principal business units, Oil Sands, NG and Sunoco, require high levels of investment and have particular economic risks and opportunities. Generally, Suncor's operations are subject to hazards and risks such as fires, explosions, gaseous leaks, migration of harmful substances, blowouts and oil spills, any of which can cause personal injury, damage to property, equipment and the environment, as well as interrupt operations. In addition, all of Suncor's operations are subject to all of the risks normally incident to the transportation, processing and storing of crude oil, natural gas and other related products.

At Oil Sands, mining oil sand, extracting bitumen from the oil sand, and upgrading bitumen into synthetic crude oil and other products, involve particular risks and uncertainties. Oil Sands is susceptible to loss of production, slowdowns, or restrictions on its ability to produce higher value products due to the interdependence of its component systems. Severe climatic conditions at Oil Sands can cause reduced production and in some situations result in higher costs. While there is no finding cost associated with oil sands resources, the costs associated with production, including mine development and drilling of wells for SAGD operations, and the costs associated with upgrading bitumen into synthetic crude oil, can entail significant capital outlays. The costs associated with synthetic crude oil production at Oil Sands are largely fixed and, as a result, operating costs per unit are largely dependent on levels of production.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the government of Canada, certain governmental entities and the Regional Municipality of Wood Buffalo (which includes the city of Fort McMurray, Alberta), claiming, among other things, a declaration that the plaintiffs have aboriginal title to large areas of lands surrounding Fort McMurray, including the lands on which Oil Sands and most of the other oil sands operations in Alberta are situated. To Suncor's knowledge the aboriginal peoples have made no claims against Suncor and Suncor is unable to assess the effect, if any, the claim would have on its Oil Sands operations.

In Suncor's NG business unit, the risks and uncertainties associated with the exploration for, and the development, production, transportation and storage of crude oil, natural gas and natural gas liquids should not be underestimated or viewed as predictable. NG's operations are subject to all of the risks normally incident to drilling for natural gas wells, the operation and development of such properties, including encountering unexpected formations or pressures, premature declines of reservoirs, blow-outs, equipment failures and other accidents, sour gas releases, uncontrollable flows of crude oil, natural gas or well fluids, adverse weather conditions, pollution, and other environmental risks.

Suncor's downstream business unit, Sunoco, is subject to all of the risks normally incident to the operation of a refinery, terminals and other distribution facilities, as well as service stations, including loss of product or slowdowns due to equipment failures or other accidents.

Although  Suncor  maintains a risk  management  program,  including an insurance
component,   such   insurance   may  not  provide   adequate   coverage  in  all
circumstances,  nor are all such  risks  insurable.

Losses resulting from the occurrence of these risks could have a material adverse impact on Suncor. Under the Company's business interruption insurance coverage, the Company would bear the first $U.S.260 million of any loss arising from a future insured incident at its Oil Sands operations.

In addition, there are risks associated with growth projects that rely largely or partly on new technologies and the incorporation of such technologies into new or existing operations. The success of projects incorporating new technologies, such as the Firebag In-Situ Oil Sands Project, cannot be assured.

There are also inherent risks, including political and foreign exchange risk, in investing in business ventures internationally. To date, Suncor does not have material international investments but is investigating coalbed methane opportunities in the United States. However, export sales in 2001 represented 15% of Suncor's 2001 consolidated revenue (2000 - 14%).

INTEREST RATE RISK. Suncor is exposed to fluctuations in short-term Canadian interest rates as a result of the use of floating rate debt. Suncor maintains a substantial portion of its debt capacity in revolving, floating rate bank facilities and commercial paper, with the remainder issued in fixed rate borrowings. To minimize its exposure to interest rate fluctuations, Suncor occasionally enters into interest rate swap agreements and exchange contracts to either effectively fix the interest rate on floating rate debt or to float the interest rate on fixed rate debt. For more details, see the "Liquidity and Capital Resources" section of MD&A.

EXCHANGE RATE FLUCTUATIONS. Suncor's consolidated financial statements are presented in Canadian dollars. Results of operations are affected by the exchange rates between the Canadian dollar and the U.S. dollar. These exchange rates have varied substantially in the last five years. A substantial portion of Suncor's revenue is received by reference to U.S. dollar denominated prices. Oil prices are generally set in U.S. dollars, while Suncor's sales of refined products are primarily in Canadian dollars. Fluctuations in exchange rates between the U.S. and Canadian dollar may therefore give rise to foreign currency exposure, either favorable or unfavorable, creating another element of uncertainty. In the future, the strength of the Canadian dollar relative to foreign currencies could create additional uncertainties for Suncor as it pursues its international growth plans.

ENVIRONMENTAL RISKS. Environmental legislation affects nearly all aspects of Suncor's operations. These regulatory regimes are laws of general application that apply to Suncor in the same manner as they apply to other companies and enterprises in the energy industry. The regulatory regimes require Suncor to obtain operating licenses and permits in order to operate, and impose certain standards and controls on activities relating to mining, oil and gas exploration, development and production, and the refining, distribution and marketing of petroleum products and petrochemicals. Environmental assessments and regulatory approvals are required before initiating most new major projects or undertaking significant changes to existing operations. In addition to these specific, known requirements, Suncor expects future changes to environmental legislation will likely impose further requirements on companies operating in the energy industry. Some of the issues include the possible cumulative impacts of oil sands development in the Athabasca region; storage, treatment, and disposal of hazardous or industrial waste, the need to reduce or stabilize various emissions, issues relating to global climate change including the potential impacts of government regulation; land reclamation and restoration; Great Lakes water quality; and reformulated gasoline to support lower vehicle emissions. Changes in environmental legislation could have a potentially adverse effect on Suncor from the standpoint of product demand, product reformulation and quality, methods of production and distribution and costs. For example, requirements for cleaner-burning fuels could cause additional costs to be incurred, which may or may not be recoverable in the marketplace. The complexity and breadth of these issues make it extremely difficult to predict their future impact on Suncor. Management anticipates capital expenditures and operating expenses could increase in the future as a result of the implementation of new and increasingly stringent environmental regulations. Compliance with environmental legislation can require significant expenditures and failure to comply with environmental legislation may result in the imposition of fines and penalties, liability for clean up costs and damages and the loss of important permits.

Suncor is required to and has posted annually with Alberta Environment an irrevocable letter of credit equal to $0.03 per bbl of crude oil produced ($15 million as at December 31, 2001) as security for the estimated cost of its reclamation activity on Leases 86 and 17, and the Steepbank Mine. For Project Millennium, Suncor has posted an irrevocable letter of credit equal to approximately $26 million, representing security for the estimated cost of reclamation activities relating to Project Millennium up to the end of January, 2002.

UNCERTAINTY OF RESERVE AND RESOURCE ESTIMATES. The reserve data and resource estimates for Suncor's Oil Sands and NG business units, included in Suncor's Annual Information Form, represent estimates only. There are numerous uncertainties inherent in estimating quantities and quality of these proved and probable reserves and other resources, including many factors beyond the control of Suncor.

In general, estimates of economically recoverable reserves are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effect of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. The accuracy of any reserve estimate is a matter of engineering interpretation and judgment and is a function of the quality and quantity of available data, which may have been gathered over time. In the Oil Sands business unit, reserve estimates are based upon a geological assessment, including drilling and laboratory tests, and also consider current production capacity and upgrading yields, current mine plans, operating life and regulatory constraints. The Firebag reserves and resource estimates are based upon a geological assessment based upon the data gathered from evaluation drilling, the testing of core samples and seismic operations. In the NG business unit, reservoir performance subsequent to the date of the estimate may justify revision, either upward or downward. For these reasons, estimates of the economically recoverable reserves attributable to any particular group of properties, and in NG the classification of such reserves based on risk of recovery prepared by different engineers or by the same engineers at different times, may vary substantially. At Oil Sands, the independent audit does not take into account the economic aspects of future reserves. Suncor's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from such estimates, and such variances could be material.

Certain information included in this annual information form to describe Suncor's reserves and resources, such as "probable reserves" and "resources", is prohibited in filings with the United States Securities and Exchange Commission by U.S. companies. The differences between Canadian and U.S. standards of reporting reserves and resources may make it difficult to compare Suncor's reserve and resource information with the reserve information of companies subject to the U.S. standards of reporting.

RISKS SPECIFICALLY RESPECTING SUNOCO. Sunoco's operations are sensitive to wholesale and retail margins for its refined products, including gasoline. Margin volatility is influenced by overall marketplace competitiveness, weather, the cost of crude oil (See "Volatility of Crude Oil and Natural Gas Prices.") and fluctuations in supply and demand for refined products. Sunoco expects that margin and price volatility and overall marketplace competitiveness will continue.

In 1999, the Canadian government passed legislation limiting sulphur levels in gasoline to an average of 150 parts per million (ppm) from mid-2002 to the end of 2004, and a maximum of 30 ppm by 2005. The Canadian refining industry faces significant capital spending to construct sulphur removal facilities to meet these requirements. In 2001 Sunoco finalized an investment plan to meet those limits. Capital spending to achieve compliance is expected to be approximately $40 million, and will involve the addition of a new desulphurization unit. Construction of the unit is planned for 2002 and 2003.

The federal government has proposed a regulation under the CANADIAN ENVIRONMENTAL PROTECTION ACT that will limit the level of sulphur in diesel fuel used in on-road vehicles to a maximum of 15 ppm. The proposed regulation is expected to come into effect in June 2006 for producers and importers, and in September 2006 for sellers. Regulations with respect to off-road diesel and light fuel oil are also expected. Sunoco continues to examine strategic options to comply with the pending regulations. Actual capital required to meet the new standards is subject to further development of such regulations and strategic assessment by Sunoco. The cost to comply with the sulphur-in-diesel limits could be significant but is not currently expected to place the Company at a competitive disadvantage.

LABOUR RELATIONS. Suncor's hourly employees at its Oil Sands facility near Fort McMurray and its Sarnia refinery are represented by a labour union and an employee association, respectively. Suncor's collective agreement with the Communications, Energy and Paperworkers Union Local 707 at Oil Sands was renegotiated in May 2001 for a three-year term. Any work interruptions involving Suncor's employees, or contract trades utilized in its growth projects, could materially and adversely affect Suncor's business and financial position.

GOVERNMENTAL REGULATION. The oil and gas industry in Canada, including the oil sands industry and the downstream segment of the Company, operates under federal, provincial and municipal legislation. This industry is also subject to regulation and intervention by governments in such matters as land tenure, royalties, government fees, production rates, environmental protection controls, the export of crude oil, natural gas and other products, the awarding or acquisition of exploration and production, oil sands or other interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields and mine sites (including restrictions on production) and possibly expropriation or cancellation of contract rights. Before proceeding with most major projects, including significant changes to existing operations, Suncor must obtain regulatory approvals. The regulatory approval process can involve stakeholder consultation, environmental impact assessments and public hearings, among other things. In addition, regulatory approvals may be subject to conditions including security deposit obligations and other commitments. Failure to obtain regulatory approvals, or failure to obtain them on a timely basis, could result in delays, abandonment or restructuring of projects and increased costs, all of which could negatively affect future earnings and cash flow. Such regulations may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the crude oil and natural gas industry could reduce demand for crude oil and natural gas, increase Suncor's costs and have a material adverse affect on its financial condition.

                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information for each of the years in the three-year period ended December 31, 2001 is derived from Suncor's consolidated financial statements. The consolidated financial statements for each of the years in the three-year period ended December 31, 2001 have been audited by PricewaterhouseCoopers LLP, Chartered Accountants. Suncor's 2001 audited consolidated financial statements accompanied by the audit report of PricewaterhouseCoopers LLP for each of the years in the three-year period ended December 31, 2001. The information set forth below should be read in conjunction with the MD&A and Suncor's consolidated comparative financial statements and related notes.



                                                                               YEAR ENDED DECEMBER 31,(1)
                                                                              ----------------------------
                                                                               2001        2000       1999
                                                                               ----        ----       ----
                                                                              ($ MILLIONS EXCEPT PER SHARE
                                                                                        AMOUNTS)

                Revenues.................................................      3,995       3,388     2,387
                Net earnings.............................................        388         377       186
                Per common share(1) (undiluted)..........................       1.63        1.58      0.74
                Per common share(1) (diluted)............................       1.61        1.57      0.73
                Cash flow provided from operations.......................        831         958       591
                Per common share(1)......................................       3.52        4.11      2.51
                Capital and exploration expenditures.....................      1,678       1,998     1,350

                                                                                   AS AT DECEMBER 31,
                                                                               ---------------------------
                                                                               2001        2000       1999
                                                                               ----        ----       ----
                                                                                       ($ MILLION)
                Total assets..............................................    8,094       6,833      5,176
                Long-term borrowings(2)...................................    3,113       2,193      1,307
                Accrued liabilities and other(3)                                251         252        236
                Common shareholders' equity(4)............................    2,263       1,958      1,594


Notes:

(1) Per share amounts for all years reflect a two-for-one share split in 2000 and payments on the preferred securities issued in 1999.

(2) Includes current portion.

(3) See Notes 12 and 13 to Suncor's 2001 Consolidated Financial Statements, which Notes are incorporated by reference herein.

(4) Excludes Preferred Securities issued in 1999. See Dividend Policy and
    Record.

DIVIDEND POLICY AND RECORD

Suncor's Board of Directors has established a policy of paying dividends on a quarterly basis. This policy is reviewed from time to time in light of Suncor's financial position, its financing requirements for growth, its cash flow and other factors considered relevant by Suncor's Board of Directors. A dividend of $0.085 per common share for the first quarter of 2002 has been declared, payable on March 25, 2002 to shareholders of record on March 15, 2002.

During 1999, the Company completed a Canadian offering of $276 million of 9.05% preferred securities and a U.S. offering of U.S.$162.5 million of 9.125% preferred securities, the proceeds of which totalled Canadian $507 million after issue costs of $17 million ($10 million after income tax credits of $7 million). The preferred securities are unsecured junior subordinated debt of the Company, due in 2048 and redeemable at the Company's option on or after March 15, 2004. Subject to certain conditions, the Company has the right to defer payment of interest on the securities for up to 20 consecutive quarterly periods. Deferred interest and principal amounts are payable in cash, or, at the option of the Company, from the proceeds on the sale of equity securities of the Company delivered to the trustee of the preferred securities. For accounting purposes, the preferred securities are classified as share capital in the consolidated balance sheet and the interest distributions thereon, net of income taxes, are classified as dividends.

The following table sets forth the per share amount of dividends paid by Suncor during the last three years.

                                                                        YEAR ENDED DECEMBER 31,
                                                                        -----------------------
                                                                     2001        2000        1999
                                                                     ----        ----        ----

             Common Shares
             Cash dividends(1)..................................    $0.34       $0.34       $0.34
             Preferred Securities
             Cash interest distributions........................    $0.21       $0.21       $0.17
             Dividends paid in common shares....................      --           --        --



Note:

(1) Per share amounts for 2000 and 1999 have been adjusted to reflect a two-for-one share split in 2000.

FUTURE COMMITMENTS TO BUY, SELL, EXCHANGE OR TRANSPORT CRUDE OIL AND NATURAL GAS

In order to ensure continued availability of, and access to, transportation facilities for the crude oil and natural gas products of its Oil Sands and Natural Gas business units, the Company has entered into long-term contracts for pipeline capacity on various third party systems.

The Company's Oil Sands business unit has entered into a long-term commitment with Enbridge for the transportation of sour crude oil and bitumen from Suncor's oil sands plant near Ft. McMurray, Alberta, to Hardisty, Alberta. Particulars of that commitment are described under the heading "Operations" in the "Oil Sands" section of this Annual Information Form.

Natural gas product pipeline commitments are described in the following table:


--------------------------------------------------------------------------------------------------------------
                                                                             AGGREGATE
--------------------------------------------------------------------------------------------------------------
        NATURE OF COMMITMENTS                 TERM           VOLUME         PRICE/COST    PRICE PER THOUSAND
                                                           (MMCF/DAY)                         CUBIC FEET
--------------------------------------------------------------------------------------------------------------

                                                                           ($ MILLIONS)
--------------------------------------------------------------------------------------------------------------
Natural gas pipeline commitments:
--------------------------------------------------------------------------------------------------------------
     Nova                                1998-2008             **               30               $0.17
--------------------------------------------------------------------------------------------------------------
     Westcoast Energy                    2001-2006             27                9               $0.23
--------------------------------------------------------------------------------------------------------------
     Foothills                           1997-2003             16                1               $0.08
--------------------------------------------------------------------------------------------------------------
     Northern Border                     1997-2003             14                5               $0.52
--------------------------------------------------------------------------------------------------------------
     Alberta Natural Gas                 1991-2008             41                8               $0.07
--------------------------------------------------------------------------------------------------------------
     Pacific Gas Transmission            1995-2023             40               164              $0.49
--------------------------------------------------------------------------------------------------------------

** volume varies on an annual basis

The Company's Natural Gas business has entered into numerous natural gas purchase and sale commitments, aggregating 90 mmcf/day and 180 mmcf/day, respectively. Purchase commitment terms vary from one to three years and pricing varies, representing a combination of fixed and index-based pricing. Sales commitments consist of both short- and long- term contracts ranging from one to eight years in duration, with varying pricing generally based on a combination of fixed and index-based terms.

Oil Sands has also entered into long-term contracts to sell crude oil products to customers, some of which are described under the heading, "Revenues from Synthetic Crude Oil and Diesel", in the "Oil Sands" section of this Annual Information Form. In addition, the Company enters into crude oil and foreign currency swap and option contract to protect its future Canadian dollar earnings and cash flows from the potential adverse impact of low petroleum prices and an unfavourable U.S./Canadian dollar exchange rates. For further particulars of these hedging arrangements, see the information under the heading "Hedging", under "Risk/Success Factors Affecting Performance" in the "Corporate" section of the Company's MD&A, incorporated by reference herein, and Note 17 to Suncor's 2001 Consolidated Financial Statements, which note is incorporated by reference herein.

Also see Note 14 to Suncor's 2001 Consolidated Financial Statements, which note is incorporated by reference herein, for a further description of the Company's operating commitments for 2002 and subsequent years.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Suncor's MD&A is incorporated by reference into and forms an integral part of this Annual Information Form, and should be read in conjunction with the consolidated comparative financial statements and the notes thereto.


                     MARKET FOR THE SECURITIES OF THE ISSUER

The common shares of Suncor are listed on The Toronto Stock Exchange in Canada, and on the New York Stock Exchange in the United States. To the best of management's knowledge, approximately 50% of Suncor's common shares are beneficially held by residents of the United States. Suncor's 9.05% preferred securities are listed on The Toronto Stock Exchange in Canada, and Suncor's 9.125% preferred securities are listed on the New York Stock Exchange in the United States.

                             DIRECTORS AND OFFICERS

As of the date hereof, Suncor's Board of Directors is comprised of eleven directors. The term of office of each director is from the date of the meeting at which he or she is elected or appointed until the next annual meeting of shareholders or until a successor is elected or appointed. The Board of Directors is required to have, and has, an Audit Committee. The Board of Directors also has a Board Policy, Strategy Review and Governance Committee, a Human Resources and Compensation Committee, and an Environment, Health and Safety Committee.

The following table sets out certain information with respect to Suncor's directors.




                                                                                         VOTING SECURITIES OF
                                                            PRINCIPAL OCCUPATION         SUNCOR BENEFICIALLY
                                                             OR EMPLOYMENT, AND           OWNED OR OVER WHICH
                                                            MAJOR POSITIONS AND          CONTROL OR DIRECTION
 NAME AND MUNICIPALITY OF        PERIODS OF SERVICE         OFFICES IN THE LAST           IS EXERCISED AS AT
         RESIDENCE                  AS A DIRECTOR                FIVE YEARS              FEBRUARY 28, 2002(1)
----------------------------     --------------------      -----------------------      ----------------------

Mel Benson(2) (5)                April 19, 2000 to         Management Services           2,565 Common Shares
Calgary, Alberta                 Present                   Consultant
                                                                                          367 Deferred Share
                                                                                               Units(3)

Brian A. Canfield(2)(4)          November 10, 1995         Chairman                      6,000 Common Shares
Point Roberts, Washington        to Present                TELUS Corporation (a
                                                           telecommunications            3,770 Deferred Share
                                                           company)                            Units(3)

Bryan P. Davies(2)(5)            January 28, 1991          Senior Vice                   6,200 Common Shares
Etobicoke, Ontario               to April 23, 1996         President, Regulatory
                                                           Affairs, Royal Bank           1,644 Deferred Share
                                 April 19, 2000 to         of Canada (a                        Units(3)
                                 Present                   chartered banking
                                                           institution)

John T. Ferguson(5)(6)           November 10, 1995         Chairman, Princeton           8,374 Common Shares
Edmonton, Alberta                to Present                Developments Ltd. (a
                                                           real estate                   1,955 Deferred Share
                                                           development company),               Units(3)
                                                           Chair of the Board,
                                                           TransAlta Corporation
                                                           (an electric utility
                                                           company)







                                                                                         VOTING SECURITIES OF
                                                            PRINCIPAL OCCUPATION         SUNCOR BENEFICIALLY
                                                             OR EMPLOYMENT, AND           OWNED OR OVER WHICH
                                                            MAJOR POSITIONS AND          CONTROL OR DIRECTION
 NAME AND MUNICIPALITY OF        PERIODS OF SERVICE         OFFICES IN THE LAST           IS EXERCISED AS AT
         RESIDENCE                  AS A DIRECTOR                FIVE YEARS              FEBRUARY 28, 2002(1)
----------------------------     --------------------      -----------------------      ----------------------
Richard L. George(6)             February 1, 1991          President and Chief           99,277 Common Shares
Calgary, Alberta                 to Present                Executive Officer,
                                                           Suncor Energy Inc.(7)

Poul Hansen(2)(5)(9)             April 23, 1996 to         Chairman and General          7,291 Common Shares
Vancouver, British Columbia      Present                   Manager, Sperling
                                                           Hansen Associates
                                                           Inc. (an
                                                           environmental
                                                           engineering
                                                           consulting company)

John R. Huff(4)(6)               January 30, 1998          Chairman and Chief            10,354 Common Shares
Houston, Texas                   to Present                Executive Officer,
                                                           Oceaneering                   4,047 Deferred Share
                                                           International, Inc.                 Units(3)
                                                           (an oilfield services
                                                           company)

Robert W. Korthals(5)(6)(8)      April 23, 1996 to         Corporate Director            8,000 Common Shares
Toronto, Ontario                 Present
                                                                                         3,343 Deferred Share
                                                                                              Units (3)

M. Ann McCaig(2)(4)              October 1, 1995 to        President, VPI                5,144 Common Shares
Calgary, Alberta                 Present                   Investments Ltd. (a
                                                           private investment            4,227 Deferred Share
                                                           holding company)                    Units(3)

JR Shaw(4)(6)                    January 30, 1998          Executive Chair, Shaw         41,600 Common Shares
Calgary, Alberta                 to Present                Communications Inc.
                                                           (a diversified                6,234 Deferred Share
                                                           communications                      Units(3)
                                                           company); Chairman
                                                           of the Board of
                                                           Directors of Suncor
                                                           Energy Inc.





                                                                                         VOTING SECURITIES OF
                                                            PRINCIPAL OCCUPATION         SUNCOR BENEFICIALLY
                                                             OR EMPLOYMENT, AND           OWNED OR OVER WHICH
                                                            MAJOR POSITIONS AND          CONTROL OR DIRECTION
 NAME AND MUNICIPALITY OF        PERIODS OF SERVICE         OFFICES IN THE LAST           IS EXERCISED AS AT
         RESIDENCE                  AS A DIRECTOR                FIVE YEARS              FEBRUARY 28, 2002(1)
----------------------------     --------------------      -----------------------      ----------------------

W. Robert Wyman(4)(6)(9)         November 25, 1987         Retired Chairman of           32,400 Common Shares
West Vancouver, British          to Present                the Board of
Columbia                                                   Directors of Suncor           4,138 Deferred Share
                                                           Energy Inc.                         Units(3)



Notes:

(1) The information relating to holdings of Common Shares, not being within the knowledge of Suncor, has been furnished by the respective nominees individually. Fractional Common Shares have been excluded from the numbers shown. Certain of the Common Shares held by Mr. George, Mr. Hansen and Mr. Shaw are held jointly with their respective spouses. The number of Common Shares held by Mr. George includes 82,486 Common Shares over which he exercises control or direction but which are beneficially owned by members of his family. Certain Common Shares held by Mr. Benson (400) and Mr. Shaw (1,000) are beneficially owned by their respective spouses, but they respectively exercise control or direction over such shares.

(2)      Member of the Environment, Health and Safety Committee.

(3) Deferred Share Units (DSU's) are not voting securities but are included for informational purposes as they are Common Share equivalents.

(4)      Member of the Human Resources and Compensation Committee.

(5)      Member of the Audit Committee.

(6)      Member of the Board Policy, Strategy Review and Governance Committee.

(7) Mr. George also serves as director and/or officer of certain subsidiaries of Suncor.

(8) In 1998, Mr. Korthals was a director of Anvil Range Mining Corporation, which sought protection under the COMPANIES CREDITORS ARRANGEMENT ACT (Canada).

(9)      Retiring from the Board in April 2002.

Each of the nominees has been engaged in the principal occupation (or in other executive capacities for the same, affiliated or predecessor entities) indicated above for the past five years, except for Mr. Benson, who from 1996 to 2000 was the Senior Operations Advisor, African Development, Exxon Co. International, Mr. Shaw, who became the Chairman of the Board of Suncor in 2001 and Mr. Wyman, who in 1999 and prior thereto was Vice Chairman of the Board of Directors of Fletcher Challenge Canada Limited.

The following are officers of the Corporation. Except where otherwise indicated, the persons named in the table below held the offices set out opposite their respective names as at December 31, 2001 and as of the date hereof.


         NAME AND MUNICIPALITY OF RESIDENCE                                      OFFICE(1)
         ----------------------------------                                      ---------
         JR SHAW..............................................Chairman of the Board
         Calgary, Alberta

         RICHARD L. GEORGE....................................President and Chief Executive Officer
         Calgary, Alberta

         M.M. (MIKE) ASHAR....................................Executive Vice President, Oil Sands
         Fort McMurray, Alberta

         DAVID W. BYLER.......................................Executive Vice President, Natural Gas and Renewable
         M.D. of Rockyview, Alberta                           Energy

         MICHAEL W. O'BRIEN...................................Executive Vice President, Corporate Development and
         Canmore, Alberta                                     Chief Financial Officer

         THOMAS L. RYLEY......................................Executive Vice President, Sunoco
         Toronto, Ontario

         TERRENCE J. HOPWOOD..................................Senior Vice President and General Counsel
         Calgary, Alberta

         SUE LEE..............................................Senior Vice President, Human Resources and
         Calgary, Alberta                                     Communications

         KEVIN NABHOLZ                                        Senior Vice President, Major Projects
         Fort McMurray, Alberta

         J. KENNETH ALLEY.....................................Vice.President, Finance
         Calgary, Alberta

         JANICE B. ODEGAARD...................................Vice.President, Associate General Counsel and
         Calgary, Alberta                                     Corporate Secretary


Note:

(1) The principal occupation of each officer is the specified office with Suncor except Mr. Shaw, who is also Executive Chair of Shaw Communications Inc.

All of the foregoing officers of the Company have, for the past five years, been actively engaged as executives or employees of Suncor or its affiliates, except Mr. Shaw, as described in Note (1) to the above table.

The percentage of Common Shares of Suncor owned beneficially, directly or indirectly, or over which control or direction is exercised by Suncor's directors and senior officers, as a group, is less than 1%.


                             ADDITIONAL INFORMATION

Copies of the documents set out below may be obtained without charge by any person upon request to the Company at 112 - 4 Avenue S.W., Calgary, Alberta, T2P 2V5, by calling 1-800-558-9071, by e-mail request to info@suncor.com.
                                                     ----------------

(i) The current Suncor Annual Information Form together with any pertinent information incorporated by reference therein;

(ii) The current Suncor comparative financial statements for the most recently completed financial year and the report of the auditors relating thereto, together with any subsequent interim financial statements;

(iii) Suncor's management proxy circular in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(iv) Any other documents incorporated by reference into Suncor's most recent preliminary short form prospectus or short form prospectus if securities of Suncor are in the course of distribution pursuant to such documents.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of Suncor's securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Suncor's most recent management proxy circular for its most recent annual meeting of its shareholders that involved the election of directors. Additional financial information is provided in Suncor's comparative financial statements for its most recently completed financial year.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   UNDERTAKING

     Suncor Energy Inc. (the "Registrant") undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Securities and Exchange Commission ("SEC"), and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.   CONSENT TO SERVICE OF PROCESS

     The Registrant has filed previously with the SEC a Form F-X in connection with the Common Shares.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                    SUNCOR ENERGY INC.


Date:  March 28, 2002               BY:     "DAVID W. BYLER"
                                        -----------------------------------
                                        DAVID W. BYLER
                                        Executive Vice President, Natural
                                        Gas and Renewable Energy

                                  EXHIBIT INDEX

   EXHIBIT                                     DESCRIPTION OF EXHIBIT
-------------                                  ----------------------
EXHIBIT 1               Reconciliation to U.S. GAAP

EXHIBIT 2               Audited  Consolidated  Financial  Statements  of Suncor  Energy Inc. for the
                        fiscal year ended December 31, 2001

EXHIBIT 3               Management's  Discussion and Analysis for the fiscal year ended December 31,
                        2001, dated February 28, 2002

EXHIBIT 4               Excerpt from pages 69 and 70 of Suncor  Energy  Inc.'s 2001 Annual Report to
                        Shareholders

EXHIBIT 5               Consent of PricewaterhouseCoopers LLP

EXHIBIT 6               Consent of Gilbert Laustsen Jung Associates Ltd.